SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                DIPPY FOODS, INC.
        (Exact name of small business issuer as specified in its charter)

                   NEVADA                              33-076348
      (State or other jurisdiction of       (IRS Employer Identification)
       incorporation or organization)

           1161 KNOLLWOOD CIRCLE                    (714) 816-0150
         ANAHEIM, CALIFORNIA 92801     (Issuer's area code and telephone number)
       (Address of principal offices)

           Securities to be registered under Section 12(b) of the Act:
                                      NONE

           Securities to be registered under Section 12(g) of the Act:
                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                                DIPPY FOODS, INC.

                                Table of Contents

    ITEM 1.  DESCRIPTION OF BUSINESS...........................................3
    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION........13
    ITEM 3.  DESCRIPTION OF PROPERTY..........................................21
    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...21
    ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.....22
    ITEM 6.  EXECUTIVE COMPENSATION...........................................24
    ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................24
    ITEM 8.  LEGAL PROCEEDINGS................................................25
    ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.........26
    ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES..........................27
    ITEM 11. DESCRIPTION OF SECURITIES........................................28
    ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS........................29
    ITEM 13. FINANCIAL STATEMENTS.............................................29
    ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS....................29
    ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS................................30

Dippy Foods, Inc.                  Form 10-SB                             3 / 32

ITEM 1. DESCRIPTION OF BUSINESS

FORWARD-LOOKING STATEMENTS

Certain statements in this Form 10-SB, particularly under Items 1 and 2, constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements, expressed or implied by the forward-looking statements.

BUSINESS DEVELOPMENT

Dippy Foods, Inc. (the "ISSUER") was incorporated as Sweetbrier Corporation under the laws of Nevada on February 23, 1998, for the purpose of developing mineral properties. Sweetbrier abandoned its mining claims and changed its name to Dippy Foods, Inc. on September 17, 1998, upon entering into an agreement of acquisition with Dippy Foods, Inc., a California corporation in the business of developing, processing and distributing packaged dipping foods for snacks, school lunch programs, and disaster relief programs ("DIPPY CA"). Dippy CA was incorporated under the laws of California on May 30, 1997, and began its operations in January, 1998. The Issuer and Dippy CA together are referred to as the "COMPANY" in this Form 10-SB.

The Issuer acquired all of the outstanding 6,638,533 shares of Dippy CA in exchange for 3,219,266 shares of the Issuer under an agreement dated September 17, 1998. See "Item 10. Recent Sales of Unregistered Securities" and Exhibit #6.1 - Amended Exchange Agreement for more information. For accounting purposes, the acquisition has been treated as a reverse acquisition with Dippy CA as the accounting acquirer. In a reverse acquisition, the stock issued goes to the accounting acquirer. Since reverse acquisition accounting is the reverse of normal accounting, the fair market value of the issuer's stock at the date of the acquisition is valued with a write up or write down of the issuer's net assets depending on whether the stock is trading at more or less than book value. If the stock's fair market value cannot be determined, and the cost is based on the fair market value of the issuer's net assets, then goodwill is not recognized and the transaction is valued at the issuer's net tangible assets. The Issuer had no tangible assets and a very limited trading history. The fair market value of the stock issued could not be determined. Accordingly, goodwill was not recognized and the transaction was recorded as a recapitalization of Dippy CA.

Neither the Issuer nor Dippy CA have been involved in any bankruptcy, receivership or similar proceedings, have undergone any material reclassification, merger or consolidation, or have purchased or sold any significant assets not in the ordinary course of its business other than as described in this Form 10-SB.

BUSINESS OF THE COMPANY

PRINCIPAL PRODUCTS

The Company develops and produces packaged, nutritious, single-serving meals and sells them to institutional food-service providers, specifically schools. The meals are packaged in single-serving, heat-sealed, recyclable trays with colored labels listing the flavor and nutritional information. All meals are shelf-stable for sixty days and require no freezing, refrigeration, heating or preparation, and can be eaten without utensils. The products are known as Dippers.

The Company has four Dippers meals--one nacho meal containing corn chips, salsa and cheese sauce; and three fruit flavored meals containing cinnamon and sugar corn chips, peanut butter, and a specially blended fruit sauce. See Table 1 below for a list of these products.

The food service directors of each school district must ensure that meals served under the National School Lunch and Breakfast Programs meet each program's requirements. Their principal reference for designing the meals is the Food Buying Guide for Child Nutrition Programs published by the U.S. Department of Agriculture. The Food Buying Guide is based on the latest federal regulations and meal pattern requirements. The standards in the guide are based on laboratory testing performed by the Human Nutrition Information Services and the U.S. Department of Agriculture, and are consistent with the standards set by the Food Safety and Inspection Service and the Food and Drug Administration.

Dippy Foods, Inc.                  Form 10-SB                             4 / 32

Table 1
Minimum Requirements - Lunch Program Grades 4 - 12

-------------------------------------------------------------------------------------------------------------
Food Item             Food Buying       Pineapple          Cherry             Blueberry         Santa Fe
                        Guide (1)         Dive             Rapids               Surf              Nachos
----------------- -------------------- ---------------- ------------------ ---------------- -----------------
Bread                 8 servings per        3 breads per     3 breads per       3 breads per     3 breads per
                           week                serving          serving            serving          serving
Protein                    2 oz.                2 oz             2 oz               2 oz             2 oz
Fruit and                3/4 cup              3/8 cup          3/8 cup            3/8 cup          3/8 cup
Vegetables
Dairy (2)                1/2 pint                0                0                  0                0
----------------- -------------------- ---------------- ------------------ ---------------- -----------------

(1) These values are from the U.S. Department of Agriculture's Food Buying Guide for Child Nutrition Programs.
(2)  The dairy minimum requirement will be provided by the schools.

Each of the Company's lunch meals meet the nutritional requirements of the Food and Drug Administration for three food groups: (1) bread, (2) protein, and (3) fruits and vegetables. See Table 1 above. Combined with a single serving of milk, supplied to all children daily as part of the federal program, the meals are eligible for the National School Lunch Program. (See "Effect of Governmental Regulation on the Company's Business" below for a detailed discussion of the National School Lunch Program.) The program sets out weekly nutritional standards. The schools choose each week's meals to meet these standards. The Company hopes that its meals will be served at least once a month in this program.

During 2000, the Company is also designing meals to meet the requirements of correctional facilities and plans to introduce five new products: three for the school market and two for the federal, state and county correctional facilities market. The school breakfasts will contain a breakfast muffin and cereal, each in a different flavor. For the correctional facilities, one breakfast will contain a peanut butter and jelly spread, 1/2 cup of cereal, 3 slices of bread, and a spoon. The other will contain a nutrition bar, 2 hard-boiled eggs and 1 cup of cereal. The Company expects to begin production of the breakfast meals sometime in August 2000. See "Other Markets" and "Status of Publicly Announced New Product or Service" below for more information.

The Company plans to develop at least four new products each year. See "Status of Publicly Announced New Product or Service" under this same item below for more information.

The Company purchases the separate ingredients from a variety of different suppliers. The ingredients (fruit blends, peanut butter, chips, salsa and cheese sauce) and packaging supplies (trays, film, labels, boxes and dividers) are delivered to the co-packer. The co-packer packs the meals pursuant to the Food Buying Guide for Child Nutrition Programs. The co-packer packages and boxes the meals (40 meals per case and 16 cases per pallet) and shrink wraps the pallets for delivery. The Company sends the co-packer packing slips that identify each pallet and order and a bill of lading to be signed by whoever picks up the order. The Company buys the ingredients and supplies. The co-packer maintains the inventory. The Company and the co-packer count inventory at each month end. See "Sources, Raw Materials and Principal Suppliers" for more information.

THE MARKET

School Food Service Market

The Company has targeted the school food-services market, which enables it to take advantage of the National School Lunch Program offered by the United States Department of Agriculture. The U.S. Department of Agriculture has been providing assistance for school lunches under this program since 1946. The program was established to provide low-cost or free meals to children who meet the financial criteria set by the U.S. Department of Agriculture. Schools that participate in the program receive cash reimbursement from the U.S. Department of Agriculture for each meal they serve. The meals must meet the federal nutrition requirements and must be served free or at reduced prices to eligible children. The reimbursement program is administered by the department of education in each state.

Dippy Foods, Inc.                  Form 10-SB                             5 / 32

The market for school lunches is very large and growing. Approximately 45 million meals are served each school day. Of these, 27 million lunches and 6.5 million breakfasts are free or cost-reduced under the National School Lunch Program and the School Breakfast Program. As of January 31, 2000, the Company sold approximately 5,000 meals per day and had approximately a .015% share of this market.

To date, the Company has shipped its product to 32 different school districts. At the fiscal year ended April 30, 1999, and for the nine month period ended January 31, 2000, the Company reported gross sales of $191,000 and $289,703, respectively. As of February 29, 2000, the Company had firm backlog orders for 240 cases of its products.

Schools are having difficulty keeping up with increasing demand. The number of eligible children is increasing, causing long cafeteria lines, and the schools' aging kitchens are unable to produce the high number of meals demanded in the short time available. The Company's packaged meals can help solve these problems because the Company's meals are in single-serving, heat-sealed, recyclable trays and all meals are shelf stable for 60 days and require no freezing, refrigeration, heating, or preparation and can be eaten without utensils.

Schools must adhere to the Dietary Guidelines for Americans, which took effect in the beginning of the 1996-7 school year and are similar to the guidelines set out in the Food Buying Guide. See Table 1 above for more details. Most food manufacturers for schools do not provide complete nutritional meals. They provide a portion of the meal. The schools then assemble the complete meal themselves so that they meet the guidelines set out in the Food Buying Guide. The Company's meals are already assembled and meet the guidelines set out in the Food Buying Guide.

Other Markets

The Company has the ability to develop virtually any shelf stable product that can be packaged in a tray. The Company's internal marketing survey indicates an interest in the Company's meals in several other markets, including:

o    Federal, state and county correctional facilities
o    Major stadium operators (college and pro football, baseball and basketball)
o    The military
o    Club store retailers and retail grocery chains
o    Hospitals
o    International exporters
o    Major theme parks (e.g. Disneyland, MGM and Knott's Berry Farm)
o    Airlines

The Company has no written agreements with any company in the aforementioned markets. Correctional Food Service Management ("CFSM"), which manages more than 100 facilities nationwide, has contacted the Company expressing an interest in purchasing meals to serve in its institutions if the Company can meet their price. The Company has been able to satisfy the nutritional requirements. To date, the Company has been unable to produce meals at a cost that meets the requirements of CFSM, but continues to research alternatives to produce a cost effective product for this market. Currently, the Company has no agreement with CFSM to provide meals for the corrections program. However, the Company has developed the product and delivered samples to CFSM. The Company is waiting for CFSM to decide if it wants the Company to provide its product for this program.

Also, Ogden Foods and Airmark, both of which operate stadium concessions, have inquired about the Company's product requesting information pertaining to packaging, delivery and pricing. The Company provided all the requested information. The Company was not able to reach an agreement with Airmark or Ogden during the past baseball season. The Company attended a food show on February 28, 2000, sponsored by Volume Services, a large sports facility concessioner, to renew and increase interest in the Company's products. Discussions have been re-opened with Volume Services and Airmark for the 2000 baseball season. Volume Services represents Qualcom (San Diego Padres), 3-com (San Francisco 49ers), Rosenblatt Stadium (NCAA baseball stadium in Omaha, Nebraska), Irvine Meadows Amphitheater, Glen Helen Race Track, Colorado Convention Center and Cumberland County Coliseum. Airmark represents Dodger Stadium. While discussions have been re-opened and samples have been sent, there is no guarantee that substantial sales will be generated.

Dippy Foods, Inc.                  Form 10-SB                             6 / 32

The Company entered into a Brokerage Agreement with Anderson Chamberlin, Inc. on March 25, 1999. See Exhibit #6.12 - Brokerage Agreement for more information. The agreement is for a term of one year and renews automatically for successive terms of one year thereafter unless terminated by one of the parties by providing 60 days' notice to the other party. Anderson Chamberlin, Inc. is a broker for Costco's warehouses. Costco has approved the proposed point-of-sale packaging for retail outlets. In order to afford start-up costs, the Company has requested that any order must be a minimum of two truckloads or approximately 40,320 units. The Company has not yet received a purchase order and does not know when to expect one. On March 25, 2000, the Brokerage Agreement with Anderson Chamberlin, Inc. automatically renewed for another year.

MARKETING AND DISTRIBUTION

The Company has an oral distribution agreement with U.S. Foodservice to distribute Dippers. This agreement can be terminated by either party at any time. U.S. Foodservice is a major national food distribution company, with sales of approximately $6 billion per year. U.S. Foodservice has granted the Company slotting status in its warehouses and stocks the Company's products at its La Mirada branch near Los Angeles. Slotting (obtaining space on warehouse racks) is a significant milestone for a food manufacturer, which can take years to obtain. The working agreement includes the following provisions:

o The Company's sales representative attends monthly U.S. Foodservice local area sales meetings to generate leads from U.S. Foodservice's agents and to train the agents in the Company's products. This process began in December 1998, in Southern California and will continue through 2000 for the remainder of California.

o The Company's sales representative will accompany U.S. Foodservice's agents on a "ride along" program to make an initial presentation to potential customers. The Company's sales representative will follow up these presentations to take orders and will give the purchase orders to the appropriate U.S. Foodservice agent.

o The Company will charge U.S. Foodservice $0.85 for the fruit meals and $1.05 for the nachos, FOB the Company's docks. U.S. Foodservice will charge schools a minimum price equal to the Company's price to U.S. Foodservice plus 8%. The Company's payment terms are net 14 days of the Company's shipment to U.S. Foodservice. These arrangements apply to smaller orders, subject to minimum delivery policies. The price for products delivered on large orders varies depending on the services rendered and the volume ordered.

o U.S. Foodservice's sales representative will maintain ongoing service relationships with Foodservice's directors.

o    U.S.  Foodservice will pursue other markets,  such as hotels, the military,
     amusement  parks,   child  care   facilities,   retail  delis  and  similar
     institutions.

U.S. Foodservice has expressed an interest in selling or distributing the Company's products nationwide. Discussions to define this opportunity have been on hold until production could match orders from large accounts. The Company will closely monitor its expected ramp up in sales activity and production capacity and will ensure that significant increases in capacity are implemented as seamlessly and with as few bottlenecks as possible.

The ride along program has resulted in sales from as little as six cases to a deli to more than 1,200 cases (48,000 units) to Bakersfield City Schools. The program has generated sales of more than 2,100 cases (84,000 meals) since the first quarter of its implementation.

The Company distributes through ASR Food Service Distributors, Hestbecks, Joseph Webb, Goldstar, Pinco, Otay Distributors, and Giuliano's, all of whom specialize in school distribution in Southern and Central California. In the school markets, smaller distributors represent a larger percentage of the industry. These distribution arrangements are important as major distributors such as U.S. Foodservice generally focus on the largest customers. Additional arrangements with smaller regional firms will enable the Company to cover the entire spectrum of the school system. The Company will deal with distributors as its customers prefer or require.

Dippy Foods, Inc.                  Form 10-SB                             7 / 32

The customers choose their distributors and advise the Company of their choice. The Company then arranges the shipment. The percentage shipped through each distributor varies each month depending on how often each school district serves Dippers on its menu. Table 1 sets out the percentages of product shipped through each distributor for the nine months ended January 31, 2000.

Table 2
Percentages Shipped
--------------------------------------------------
Distributor                          Percentage
------------------------------------ -------------
ASR                                   31
Self                                  22
Pinco                                 15
Gold Star                             11
US Foodservice                        10
Joseph Webb                            5
Otay                                   4
Giuliano's                             2
                                     ------
                                     100
-------------------------------------------

The Company recommends that its customers use distributors, but will handle the distribution of some smaller orders by having the Company's co-packer ship the orders directly to the customer. The Company bills these shipping costs to the customer.

SOURCES, RAW MATERIALS AND PRINCIPAL SUPPLIERS

The Company has agreements with several food suppliers to provide high-quality, specially blended ingredients required by the Company's recipes. In particular, the co-branding agreement with Hunt-Wesson, Inc. and ConAgra Brands, Inc. provides for low prices for peanut butter, fruit blends, and salsa under the brand names of Peter Pan, Knott's Berry Farm, and Rosarita. See "Patents, Trade Marks, Licences and other Agreements or Labor Contracts" under this item and Exhibit #6.4 - License Agreement for more information.

In addition to Hunt-Wesson, the Company's major suppliers include La Tapatia for corn and cinnamon chips, Gage Industries for trays, Acorn for boxes and dividers, Multi-Pak for film, Best Labels for labels and Real Fresh for cheese sauce. To date, these have been the primary suppliers. However, the Company has used other suppliers, including Pioneer Packing for boxes and dividers, Ampersand for labels, Associated Bag Company for film, and Warnock Tortillas for chips. The Company has been using its current suppliers because they provide the best price and terms. The Company will periodically seek new suppliers in order to receive competitive prices and terms.

With the exception of Hunt-Wesson, the Company has no written agreements or licensing agreements with any of its suppliers. The Company is currently on a normal industry standard 30-day account.

The Company no longer uses Feedback Foundation, Inc. as a co-packer as a result of a dispute over invoices resulting from the spoilage of certain products. See "Item 8. Legal Proceedings" for further information.

The Issuer entered into a five month co-packing agreement with Global Food Management Group, LLC ("Global"), which expired on March 4, 2000. On January 24, 2000, the Issuer entered into an amendment to the co-packing agreement with Global. The term of the agreement was extended to September 1, 2000, and granted an option to the Issuer at an option payment of $50.00 to extend the agreement two additional terms of three months each. The Company will furnish all of the equipment, raw materials and supplies to pack its products. Under the terms of the agreement, Global, a U.S. Department of Agriculture approved co-packer, is supposed to provide the location and labor at a cost of $0.12 per unit. See Exhibit #6.5 - Co-Packing Agreement and Exhibit #6.6 - Amendment to Co-Packing Agreement for further details. However, the average cost has been $0.16 per unit due to inefficient production.

Dippy Foods, Inc.                  Form 10-SB                             8 / 32

The current machine being used to pack the Company's products is an automatic tray heat sealer and the current assembly process requires 10 people to operate but only produces 20 units per minute. As a result, the cost of labor averages $0.16 per unit. However, the new horizontal form fill and seal tray line machine will require no more than 5 people to operate the assembly process and will produce 80 units per minute or approximately 1.5 million units a month assuming a 16-hour production day. This should reduce production costs, particularly the cost of trays and labels, by $0.07 and labor cost by $0.06 to $0.10 per unit. The Company expects to have the new machine installed in April 2000 and operational for May 2000 production. When the Company completes the purchase and installation of its horizontal form fill and seal tray line machine it can provide meals to schools cost effectively and at an aggressive price point.

The equipment to be provided by the Company to Global under the Co-Packing Agreement will include the new horizontal form fill and seal tray line machine being purchased by the Company. The machine could be installed at the Global facility or another co-packer's facility. However, the ownership of the machine will remain with the Company no matter where the machine is installed. If the new machine is installed at Global's facility, the Company would renegotiate and extend the existing co-packing agreement with Global.

In July 1999, the Company was approved as a Donated Food Processor for the 1999-2000 school year in an agreement between the California Department of Education and the Company. See Exhibit #6.15 - Master Donated Food Processing Agreement for more information. This agreement enables the Company to participate in the U.S. Department of Agriculture's Commodity School Program, which donates agricultural commodities to schools participating in the National School Lunch Program. See "Effect of Governmental Regulations on the Company" for more information on the National School Lunch Program.

As part of the Commodity School Program, the U.S. Department of Agriculture purchases raw ingredients such as grains, dairy products, poultry, beef and row crops from farmers in order to maintain price points and stabilize markets for the producers of such products. The U.S. Department of Agriculture inventories and warehouses these products at various locations throughout the country. The school districts submit a request to the U.S. Department of Agriculture for these raw ingredients based upon prior year usage. The U.S. Department of Agriculture will distribute the products based on availability of raw ingredients to school districts according to student population. School districts can exchange these commodity foods for credits on finished products. The school districts and companies that participate in the program both benefit. The school districts receive agricultural commodities for the cost of the shipping and deliver them to the manufacturer at no cost to the distributor. The manufacturer sells the finished product back to the school at a price that is reduced by the amount saved. Some items such as peanut butter have limited menu-planning alternatives and can be effectively used by the Company, which can realize significant cost savings under this program. The schools prefer to buy meals by exchanging commodities because their facilities and resources are not adequate to handle food storage, preparation and distribution.

If the Company expands into the national arena, it anticipates signing agreements with major co-packers. Discussions with large food processors such as Phillchic, American CoPack, and Overhill Farms have indicated that these major co-packers would be interested in production contracts once the Company's production reaches two to three million units per month. There is no guarantee that the Company can expand into the national arena.

COMPETITION

School districts still prepare their own meals from a central location. As a result, the Company does not consider itself as direct competition to the school cafeterias but rather an alternative that supplements what the cafeterias are already serving. One reason is because the Company's products are not meals that are intended to be served everyday.

The schools purchase individual ingredients from various food manufacturers and have their cafeterias assemble a complete meal that meets the guidelines set forth in the Food Buying Guide. This process requires the storage, refrigeration, freezing, and preparation of the meals. On the other hand, the Company's products are already assembled, meet the guidelines set forth in the Guide, are shelf stable for 60 days, can be eaten without utensils, and require no freezing, refrigeration, heating nor preparation. As a direct result of these advantages over its competitors' products, the Company's products are kept in stock by schools as part of the schools disaster relief

Dippy Foods, Inc.                  Form 10-SB                             9 / 32

programs, as a back-up food supply in case the schools run out of food for its daily meals, and as a replacement meal if the schools have trouble with their food preparation equipment.

Generally at all school districts for grades K-6 the Dippers will be menued at least once a month. On the days the Dippers are menued the cafeterias are not preparing food. The only item being served would be the Dippers. This would also be the case with 7th and 8th graders in older and smaller school districts that do not have snack bars. At school districts where snack bars are present the Dippers will be made available on the snack bar menu. In the cafeterias of those school districts, the Dippers may be the sole entree available or there may be a choice of entrees.

In the lower grades there will be no competition on the days the Dippers are sold. In the higher grades there will be competition. In these higher grades the meal being primarily sold will be the Nacho meal. Market research by Student Testing indicates that nachos are the most popular food item for students aged 7 to 12. The Company's meals are packaged in single serving, heat sealed, recyclable trays, are self stable for 60 days and require no freezing, refrigeration, heating or preparation, and can be eaten without utensils. Any other meals served will require some form of preparation and maintenance such as refrigeration, freezing and/or heating.

Although other companies produce frozen and refrigerated meals, no other company with shelf stable meals participates in the National School Lunch Program or corrections programs. For example, Oscar Meyer makes "Lunchable" products including nachos, a pizza pack, cold hamburger and hot dog packs, and a cheese and cracker product. Jimmy Dean makes similar refrigerated products such as their sausage products. However, neither company has entered the school food-service or corrections markets.

As a positive to the Company's competitive position, the Child Nutrition Act directs the Department of Agriculture to adopt regulations governing the service of food that is in competition with one or more of the National School Lunch Program, the Commodity Lunch Program, or the School Breakfast Program. The Regulations provide that State agencies and schools are required to establish such rules as necessary to control the sale of foods in competition with school breakfasts and lunches. In California, at least 50% of all food items sold on any day at any site on school premises must be selected from the list of nutritious foods that includes dairy products, juices with at least 50% full strength fruit juice, fruits/vegetables, grains, meats, legumes and some snack items such as pretzels, crackers, and popcorn. Food items reimbursed under the National School Lunch Act are not included in the 50% calculation. Additionally, the Regulations prohibits the sale of food of minimal nutritional value and of other foods sold in competition with the school breakfast or school lunch programs in the food service area during meal periods. However, the sale of approved competitive foods cannot be prohibited in the food service areas during meal periods as long as the proceeds go either to the school or to the approved student organization.

Furthermore, the Company will deal with commodities from the schools, which provide the schools with certain price benefits. See "Sources, Raw Materials and Principal Suppliers" and "Effect of Governmental Regulations on the Company" for more information. Most food manufacturers prefer not to deal with commodities, specifically the procurement of the raw ingredients due to the administrative requirements and process involved with the commodity program. There are a few food manufacturers that will deal with the administrative requirements to process commodity ingredients. These manufacturers produce products such as chicken nuggets, pizza, burritos and hamburger patties. These individual "center of the plate" entrees do not meet the minimum guidelines of the Food Buying Guide and are not a complete meal in and of themselves unlike the Company's products.

Schools have acknowledged that while the Company's meals meet the guidelines set out in the Guide and are very popular with the children, a small segment of the parents do not perceive the Company's meals as a complete meal. Food manufacturers of products such as pizza, macaroni and cheese, and burritos served by schools are also not perceived by certain parents as being complete meals. While this perception does provide disadvantages, it is not limited to the Company and its meals as the public's perception is a general one for the entire industry.

Another positive to the Company's competitive position is a new program that has recently been implemented called the After School Snack Program. See "Status of Publicly Announced New Products or Service" for more information on the new snack products and "Effect of Governmental Regulations on the Company's Business" for more information on this program. As a result of being a newly formed program there is less competition in this program. Also, the Company's products are well suited for the nature of the program and its requirements. The

Dippy Foods, Inc.                  Form 10-SB                            10 / 32

schools that participate in the After School Snack Program do not usually have kitchen staff on duty after school. Therefore, teachers are required to administer the program and distribute the snacks. This results in an advantage to the Company as its products require no preparation and can be easily distributed by the teachers.

Management believes that additional competition will enter the market at some point and believes that the following factors will mitigate the competition:

Flavor Combinations. The Company has designed its products with the school market specifically in mind. The low margins in this market do not offer a strong incentive for larger food manufacturers and distributors.

New Flavors. The Company will introduce new meals on a regular basis, and plans to develop at least four new products each fiscal year.

Packaging Well-tailored to Consumer. The Company's packaging appeals directly to the younger school audience, where the Company hopes to build brand loyalty, and its co-branding arrangement with Hunt-Wesson and ConAgra give it brand recognition, enhancing its marketing appeal generally. See Exhibit #6.4 License Agreement for more information.

Price Point. Dippers are priced attractively for schools--from $0.85 to $1.05 per meal. These prices represent a low margin for the Company. However, the Company's management believes that the economics of the School Lunch Program work in its favor and that other producers of products that compete directly with Dippers will focus on other, more profitable markets. For example, the Oscar Meyer nachos product is available in supermarkets and sells for two or three times the price of Dippers. Even after discounts for supermarket markups, Dippers prices are more attractive than mainstream products.

Nutrition. To date, producers of similar meals (e.g. Oscar Meyer, Jimmy Dean) would not qualify for the National School Lunch Program. Review of the nutritional facts as presented on the labels of these products indicate too much fat and sodium content and not enough bread, protein and fruit content. As a result, these products do not meet the minimum standards of the Food Buying Guide published by the Department of Agriculture.

Customer Support. The school niche is specialized and requires a considerable amount of customer service. The Company intends to maintain its high level of service. Major food suppliers have limited interest in pursuing these accounts, preferring to service the low-maintenance national retailers and distributors.

Management believes that most major manufacturers are set up to pursue and service the traditional, mass-market retailers. Penetrating the school lunch market would require that potential competitors undertake a major overhaul of their products and revise their price points and marketing techniques.

STATUS OF PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE

The Company has not publicly announced any new products or services. However, the Company does plan to develop and introduce at least four new products each fiscal year. The Company is currently developing four new products, (1) animal crackers and fruit dip, (2) chips and salsa (no cheese), (3) peanut butter and graham crackers (all for the After School Snack Program), and (4) cereal and muffin for the School Breakfast Program. See "Effect of Governmental Regulations on the Company's Business" for more information on these programs. The Company has not received any purchase orders from schools for this program, but the Company has sent out samples and displayed the new products at trade shows. The Company expects to begin production of the new after school snack meals sometime in August 2000 and begin pursuing purchase orders from school districts shortly thereafter.

PATENTS, TRADE MARKS, LICENCES AND OTHER AGREEMENTS OR LABOR CONTRACTS

The Company has a licence agreement with ConAgra Brands, Inc. and Hunt-Wesson, Inc. dated May 19, 1999. See Exhibit #6.4 - License Agreement for more details. Under the agreement, Hunt-Wesson and ConAgra granted the Company a non-exclusive, royalty-free licence to use the trademarks PETER PAN(R) and KNOTT'S BERRY FARMS(R) until December 31, 2008. The Company annually must buy certain minimum quantities of the licensor's

Dippy Foods, Inc.                  Form 10-SB                            11 / 32

fruit fillings and peanut butter as set out in Table 3 and use them exclusively in all of its products except those products destined for the school districts that are part of the Commodity School Program. The licensor has the right to cancel the contract if the Company does not buy the minimum amounts.

Table 3
Minimum Quantities under Licence
--------------------------------------------------------
Calendar year       Fruit             Peanut butter
------------------- ----------------- ------------------
1999                400,000 lbs       200,000 lbs
2000                600,000 lbs       400,000 lbs
2001                800,000 lbs       500,000 lbs
------------------- ----------------- ------------------

The minimum annual quantity for fruit filling and peanut butter increases 10% over the previous year in each calendar year after 2001.

If the Company fails to purchase the minimum quantities specified by the licensing agreement then ConAgra / Hunt-Wesson could terminate the licensing agreement and not permit the Company to use their logos on its products. The Company did not purchase the minimum quantities specified by the licensing agreement for 1999. The Company orders only what is required to fill its orders and maintain a small inventory of finished product. To date Con Agra / Hunt-Wesson has not terminated the licensing agreement. However, even though the Company has not fulfilled its obligations under the licensing agreement, Con Agra / Hunt Wesson will continue to sell the necessary fruit filling and the peanut butter to the Company. The Company's account is current and is a sizeable account for Hunt-Wesson. See "Results of Operations - Cost of Goods" for more information.

Jon Stevenson registered copyrights to the cover art that the Company uses on its packaged meals. Mr. Stevenson, a director and the president of both the Issuer and of Dippy CA, has assigned his interest in the copyright to the Issuer under a written agreement dated September 18, 1998, and transferred the registered copyright into the name of the Issuer in consideration of 850,000 shares in the Issuer's common stock. Currently, the copyright is registered in the name of Jon Stevenson, who is holding the legal interest in the copyright in trust for the Issuer. See "Item 7. Certain Relationships and Related Transactions" and Exhibit #6.2- Assignment of Copyright.

The Company has no other  copyrights,  patents or trade marks and is not a party
to  any  other  licence  or  franchise  agreements,   concessions,   or  royalty
agreements.

DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS

The Company had two major customers in the fiscal year ended April 30, 1999. These were the Bakersfield City Schools and US Foodservice, who generated 29.2% and 14.7% of the Company's sales revenue respectively, for a total of 43.9%, down from five major customers in the prior period. These were Bellflower Unified School District, Carlsbad, Covina Valley School District, Paramount Unified School District and South Whittier School District, who generated 91.6% of the Company's sales revenue. The Company has sold its product to more than 32 customers and is increasing this number and lessening its dependence on a few major customers. The addition of new product lines will further lessen dependence on a few major customers.

REQUIREMENT FOR GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES

The Company is not required to obtain any direct government approval of its products. However, pursuant to the National School Lunch Program, all meals served under the program must meet minimum standards. It is the sole responsibility of the school districts to ascertain and determine that the meals they elect to serve meet the minimum standards set forth by the National School Lunch Program. The Company's products have been developed and produced to meet these minimum standards. Using the guidelines set forth in the Food Buying Guide, the Company produces its products to surpass the minimum standards. The only minimum standard that the Company does not meet is the dairy requirement, which the school provides by serving milk. See Table 1 above and "Principal Products" for more information.

Dippy Foods, Inc.                  Form 10-SB                            12 / 32

EFFECT OF GOVERNMENTAL REGULATIONS ON THE COMPANY'S BUSINESS

The National School Lunch Program and the Commodity School Program are central to the Company's business strategy. The elimination of these programs could have a materially adverse affect on the Company's operations.

The National School Lunch Program began in 1946 after military officials noticed that some World War II recruits were undernourished. The goal was to make sure children received one good meal at least once a day. Section 2 of the National School Lunch Act states:

     "It is declared to be the policy of Congress, as a measure of national security, to safeguard the health and well-being of the Nation's children and to encourage the domestic consumption of nutritious agricultural commodities and other food, by assisting the States, through grants-in-aid and other means, in providing an adequate supply of food and other facilities for the establishment, maintenance, operation and expansion of nonprofit school lunch programs."

The National School Lunch Program is a program under which participating schools operate a nonprofit lunch program in accordance with the Code of Federal Regulations. The Commodity School Program is a program under which a school operates the same lunch program, but receives donated food assistance in lieu of general cash assistance. Part 210 of the Code of Federal Regulations sets forth the requirements for participation in these two programs, specifying
responsibilities   of  state  and  local  officials  in  the  areas  of  program administration, preparation and service of nutritious lunches, payments of funds, use of program funds, program monitoring, and reporting and record keeping requirements.

In order to qualify for reimbursement under either program, all lunches offered by participating schools and served to children two and older must meet the minimum nutrition standards with respect to the appropriate level of calories and nutrients as provided in the Code of Federal Regulations. The requirements and recommendations are designed so that the nutrients of the lunch, averaged over a period of time, approximate one-third of the Recommended Dietary Allowance for children.

The  Commodity  School  Program  is another  federal  program  whereby  the U.S.
Department of Agriculture purchases raw ingredients such as grains, dairy products, poultry, beef and row crops from farmers in order to maintain price points and stabilize markets for the producers of such products. The U.S. Department of Agriculture inventories and warehouses these products at various locations throughout the country. The school districts submit a request to the U.S. Department of Agriculture for these raw ingredients based upon prior year usage. The U.S. Department of Agriculture will distribute the products based on availability of raw ingredients to school districts according to student population. School districts can exchange these commodity foods for credits on finished products. The school districts and companies that participate in the program both benefit. The school districts receive agricultural commodities for the cost of the shipping and deliver them to the manufacturer at no cost to the distributor. The manufacturer sells the finished product back to the school at a price that is reduced by the amount saved. Some items such as peanut butter have limited menu-planning alternatives and can be effectively used by the Company, which can realize significant cost savings under this program. The schools prefer to buy meals by exchanging commodities because their facilities and resources are not adequate to handle food storage, preparation and distribution.

The Food and Nutrition Service administers these programs for the Department of Agriculture. Within each state, the state's educational agency administers these programs. The state may withhold program payments under any of the programs if the participating school has failed to comply with all applicable provisions of the Code of Federal Regulations.

The School Breakfast Program is another federal program that provides states with cash assistance for non-profit breakfast programs in schools and residential child care institutions. The School Breakfast Program was established in 1966 as a two-year pilot project designed to provide categorical grants to assist schools serving breakfasts to nutritionally needy children. The School Breakfast Program received permanent authorization in 1975 to carry out the provisions of Section 4 of the Child Nutrition Act of 1966. The U.S. Department of Agriculture reports that during the first year of operation, the School Breakfast Program served approximately 80,000 children at a federal

Dippy Foods, Inc.                  Form 10-SB                            13 / 32

cost of $573,000. In 1975, approximately two million children participated in the School Lunch Program on a given day and over the following two decades, participation increased to seven million.

Under the School Breakfast Program, the objective is to provide one breakfast per child per day. A school will receive breakfast assistance payments from the state, if funds are available, for breakfasts served to children. To be eligible for federal cash reimbursement, a breakfast must contain, at minimum, (i) one serving of milk, (ii) one serving of fruit or vegetable or both, or full strength fruit or vegetable juice, and (iii) two servings of bread, bread alternates, meat or meat alternates, in the quantities specified for each age group as set out in the Code of Federal Regulations.

The After School Snack Program is a new program under which schools offer an after school snack in accordance with the Code of Federal Regulations. This program has been available for quite some time but not until September 1999 did the federal government begin promoting this program and have approved $3 billion of funding for this program. The snack to be offered under the program must meet two out of the four food groups as set out in the Food Buying Guide. For every student who participates in this program the school receives a $0.52 reimbursement. The Company's products offered in this program will have the same 60 day shelf life, but will be produced at a reduced cost as a result of less product being put into the snack as compared to the products in the School Breakfast Program and the National School Lunch Program.

EXPENDITURES ON RESEARCH AND DEVELOPMENT DURING THE LAST TWO FISCAL YEARS

The Company has spent approximately $26,525 on research and development as of January 31, 2000.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

The Company is not required to comply with any environmental laws and there are no requirements to use recyclable materials under the School Breakfast Program and the National School Lunch Program. However, the Company is sensitive to environmental concerns and uses recyclable materials whenever possible.

For instance, on July 1, 1999, a compliance evaluation inspection was conducted by the United States Environmental Protection Agency under the Resources Conservation and Recovery Act at the premises of International Foam Solutions, Inc. ("IFS") located at Delray Beach, Florida. IFS is the manufacturer of styro solve, a biodegradable product made with natural ingredients from oranges, grapefruits and limes. The styro solve system densifies the expanded polystyrene (styrofoam), which can then be recycled into useful items such as office and school supplies, trays, garbage cans, computers and many other items. The inspection report states that the styro solve system reduces on site the volume of expanded polystyrene (styrofoam) items by as much as 80% to 90%.

On July 8, 1999, the Company entered into a Distributorship Agreement with IFS. See Exhibit #6.11 - Distributorship Agreement for more information. Under the agreement, the Company will distribute the equipment and the biodegradable product for the styro solve system. The Company is currently developing a high density polystyrene tray for its own products that can easily be recycled using this system and equipment.

Currently, many school districts use expanded polystyrene (styrofoam) in the form of trays, plates, cups, utensils and packaging materials. The expanded polystyrene (styrofoam) can be recycled, but at a high cost to the school. As a result schools are not recycling these products, which in turn result in a disposal problem for the school.

However, the styro solve system of IFS is an alternative to expanded polystyrene (styrofoam). For the school districts that adopt this system, disposal costs will be greatly reduced. As an incentive for school districts to purchase the Company's products, the Company has offered to place a styro solve system in any school, at no cost to the school, provided that (1) the school orders a minimum of three meal placements per month for a term of five years and (2) purchases the biodegradable product directly from IFS for use with the styro solve system.

NUMBER OF EMPLOYEES

The Company has a total of three full-time employees.

Dippy Foods, Inc.                  Form 10-SB                            14 / 32

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

RESULTS OF OPERATIONS

Table 4 sets out the percentage of total revenues represented by certain items reflected in the Company's income statement for the fiscal periods indicated and the percentage increase or decrease in the items over the prior period.

Table 4
Percentage Changes in Operations

--------------------------------------------------------------------------------------------------------------------
                                                               Percentage of total revenue       Percentage change
                                                              -----------------------------   ----------------------
                                                                           Fiscal periods ended April 30
                                                              ------------------------------------------------------
                                                                     1998            1999            1998 vs. 1999
                                                              --------------- --------------- ----------------------
Total revenues                                                     100.00%         100.00%              550.82%
Cost of goods                                                       86.00           95.61               623.57
                                                              --------------- ---------------
Gross profit                                                        14.00            4.39               103.95
Selling, general and administrative expenses                       269.04          418.33               911.94
                                                              --------------- ---------------
Loss from operations                                               255.04          413.95               956.30
Interest expense                                                       --            2.51                   --
                                                              --------------- ---------------
Net loss                                                           255.04          416.46               962.71
                                                              ------------------------------------------------------
                                                                             Nine months ended January 31
                                                              ------------------------------------------------------
                                                                     1999            2000            1999 vs. 2000
                                                              --------------- --------------- ----------------------
Total revenues                                                     100.00%         100.00%              196.60%
Cost of goods                                                      110.22           72.09                93.99
                                                              --------------- ---------------
Gross profit (loss)                                                (10.22)          27.91               909.96
Selling, general and administrative expenses                       241.49          121.05                48.67
                                                              --------------- ---------------
Loss from operations                                               251.71           93.13                 9.74
Interest expense                                                     1.26            9.40             2,106.16
                                                              --------------- ---------------
Net loss                                                           252.98          102.53                20.21
--------------------------------------------------------------------------------------------------------------------

Revenues. Revenues for the year ended April 30, 1999, were $191,933, representing a 550.82% increase over the $29,491 the Company realized in revenue during the period ended April 30, 1998. The Company spent its first year on product development and market research. Any sales during this period were incidental. The Company's first sales of any significance began in August, 1998, for the 1998-1999 school year. Since then, the Company has increased its customer base among school districts in Southern California. By January 31, 2000, the Company's orders for the 1999-2000 school year exceeded all of last year's sales to school districts. The Company believes that its sales growth will continue on this trend as more schools look for more convenient foods to satisfy their free and subsidized meal programs. Management estimates that sales will increase by approximately 10% per month in the new school year beginning September 2000.

Revenues for the nine month period ended January 31, 2000 were $289,703, representing a 196.6% increase over the $97,675 the Company realized in revenue during the period ended January 31, 1999. $149,856 of sales during this period were attributable to the re-opening of schools from Christmas vacation and concerns with Year 2000 issues. During this period, the Company received orders for 5,980 cases, an increase of 97.9% over the same period in 1999.

The Company intends to continue its focus on the National School Lunch Program and the School Breakfast Program. It is management's position that the size of the school market and the lack of competition in this market create potential for growth. The Company will also develop a retail strategy for inventory that is not sold to schools. For instance, Costco's broker initiated discussions with the Company in the spring of 1999. Costco has approved the Company's proposed point-of-sale packaging for its retail outlets and agreed that any order must be a minimum of two truckloads or approximately 40,320 units in order for the Company to afford the start-up costs. Although its margins on sales to retailers such as Costco are higher than its margins on sales to school districts, management's position is that the school districts present a greater potential for growth. See "The Market" for further information.

Dippy Foods, Inc.                  Form 10-SB                            15 / 32

Projected Revenues. The Company's product line addresses the concerns and issues facing thousands of school districts who must supply breakfasts and lunches to over 45 million children daily nationwide. According to the U.S. Department of Agriculture, 27 million free and cost reduced lunches are served on a daily basis as part of the School Breakfast Program and the National School Lunch
Program (the "PROGRAMS"). The number of breakfasts served daily is over 6 million and is expected to double by the year 2002. Under the Programs, schools receive $1.98 for lunches and $1.19 for breakfasts from the federal government. The Programs, which represent a market of 6.5 billion units, have an annual budget of $11,963,160,000. If the Company can sustain steady growth and achieve at least one percent penetration of the Programs' budgets, the Company could achieve $50 million in revenues. To achieve this goal, the Company must establish a nationwide distribution network with three additional manufacturing facilities. The Company will be required to purchase the necessary equipment of the same type that the Company is currently in the process of acquiring. With the four locations and necessary equipment, the Company estimates that it can achieve production capacity exceeding 48 million units annually. This production level represents less than one percent of the total market and will generate an estimated $50 million in revenues.

However, the Company will not be able to achieve such growth internally. The Company will be required to depend on private placements or public offerings to fund the projected growth. There is no assurance that the Company can raise the funds required for such an expansion program.

Cost of Goods. The cost of goods increased to 95.61% of revenue in the year ended April 30, 1999, from 86% in the period ended April 30, 1998. This 9.61% increase is due primarily to the increase in the cost of the cheese package included in the Dippers nachos. The cost of the individual packages of cheese is approximately $0.31 per meal compared to a total cost of approximately $0.91 per nacho meal. The Company is buying a tray-line machine that will enable it to seal the cheese in the tray, eliminating the need to buy the sealed packages of cheese that it is now using. As a result of the new cheese packaging and the new machine, management believes that the Company's costs per unit will decrease by approximately $0.20 for ingredients, $0.07 for packaging, and any where from $0.06 to $0.10 for labor.

There is not going to be any effect on the cost of goods from the minimum purchase commitments of the ConAgra Agreement, other than the purchase of the required amount of fruit filling and peanut butter to produce the amount of product required to fill the orders. The Company is only going to order what is required to produce the Dipper product for which it has received orders. The Company will maintain a small inventory of finished product rather than a larger inventory because of the short shelf life of the finished product. See "Patents, Trade Marks, Licenses, and Other Agreements or Labor Contracts" for more details.

The Company is planning to reduce production costs and to increase sales, both of which will enable it to increase its production volume and realize economies of scale from the increase in its demand for raw materials. This can be accomplished by purchasing and installing its own tray line, a horizontal form fill and seal machine. This tray line machine could be installed at the Global facility or any other co-packer facility. See "Sources, Raw Materials and Principal Suppliers" for more details.

For the nine month period ended January 31, 2000, the costs of goods as a percentage of revenues decreased from 110.22% in 1999 to 72.09% for the same period. The Company's cost of goods and the cost of production decreased because the Company has a new co-packer that is more efficient and has been able to reduce the waste of ingredients. There has been no reduction in the price of ingredients. The Company anticipates a further reduction in the cost of goods, as a percentage of revenue, once the purchase and implementation of the new horizontal form fill and seal machine is complete. This machine will provide larger production capacity and greater efficiency reducing the cost of production by $0.06 to $0.10 per unit. Also, with increased capacity and the need for larger amounts of ingredients, the Company may be able to negotiate volume price discounts for the ingredients.

Selling, General and Administrative Expenses. These costs for the year ended April 30, 1999, were $802,916, or 418.33% of revenue, compared to $79,344, or
269.04% of revenues for the period ended April 30, 1998. Included in these costs are (1) the one time cost of the $100,000 of non-cash compensation paid to Jon Stevenson, which represents 12.45% of the Company's administrative costs for the year; (2) a one-time wage settlement of $96,000 cash and of stock valued at $276,000, which represent 46.33% respectively of the Company's administrative costs for the year; (3) the Company's research and development costs of $13,535 that the Company incurred developing its

Dippy Foods, Inc.                  Form 10-SB                            16 / 32

products and marketing program; (4) payroll costs of $116,500; (5) rent costs of $25,000; (6) one time compensation costs of $372,000; and (7) legal fees of $48,429. For more information on the non-cash compensation paid to Jon Stevenson see "Item 7. Certain Relationships and Related Transactions". For the wage settlement, see "Item 7. Certain Relationships and Related Transactions".

The Company believes that its selling, general and administrative costs can remain fairly static and will decrease as a percentage of revenue as its sales volume grows.

For the nine month period ended January 31, 2000, these costs were $350,671 or 121.04% of the revenues generated during this nine month period compared to $235,879 or 241.49% of revenues for the period ended January 31, 1999. Included in these costs were$9,815 for research and development during the nine month period ended January 31, 2000 and $9,793 for the same period ended January 31, 1999. Also included were payroll costs of $67,883 and rent costs of $46,409. The Company expects that its administrative and overhead costs will remain relatively constant for the next 12 months of operation.

Deferred Tax Assets. The Company has deferred tax assets of $181,131 at April 30, 1999, and $36,054 at April 30, 1998. The deferred tax assets for January 31, 2000 were $310,739. Management has established a valuation allowance equal to the full amount of the deferred tax assets because the Company's ability to utilize these losses is uncertain.

The net operating losses incurred by Dippy CA before the reverse merger on September 17, 1998, are limited annually due to the change of ownership (as defined in Section 382 of the Internal Revenue Code) that resulted from the reverse merger.

The Issuer's unused annual limitations may be carried over to future years until the net operating losses expire.

LIQUIDITY AND CAPITAL RESOURCES

As a result of the Company having one-time start up costs and as a result of research and development, marketing and one time compensation costs, the Company has (1) an accumulated deficit of $874,532 (since incorporation), which increased to $1,171,569 as of January 31, 2000, (2) a working capital deficiency of $208,972, which increased to $636,909 as of January 31, 2000, and (3) a stockholder deficit of $428,399, which increased to $725,436 by the end of January 31, 2000. As a result of these figures, the April 30, 1999 and the January 31, 2000 consolidated financial statements are presented based on the assumption that the Company would continue as a going concern. This contemplates the realization of the Company's assets and the satisfaction of its liabilities in the normal course of business. The Notes to these financial statements state that the carrying amounts of the Company's assets and liabilities presented in the financial statements do not purport to represent realizable or settlement values. The Company's limited operating history and the resulting conditions raise substantial doubt about the Company's ability to realize its assets and satisfy its liabilities in the normal course of business. The Report of Independent Certified Public Accountant's includes an explanatory paragraph indicating there is substantial doubt about the Company's ability to continue as a going concern.

From June 2, 1999 to December 1, 1999, the Company borrowed an aggregate $483,380.95. The Company intends to repay these debt instruments by converting the debt into shares of the Issuer or by extending the maturity date. If the maturity date is extended the Company will continue to accrue interest and pay it with the principal on the extended maturity date. See "Debt Instruments." under "Internal and External Sources of Liquidity" below for more information.

The Company has incurred an operating accumulated deficit of $699,569. Management believes that it can overcome the deficit. Based on management's analysis, the Company can achieve breakeven, before the implementation of the breakfast meal and snack line, with sales of 150,000 units per month consisting of 80% nachos and 20% peanut butter and fruit. The cost to provide this level of monthly sales is $145,460, inclusive of selling, general and administrative costs of approximately $35,780. To achieve this level, the Company must complete the purchase of the horizontal form fill and seal tray-line machine and raise an additional $200,000.

Dippy Foods, Inc.                  Form 10-SB                            17 / 32

Management plans to overcome the Company's financial difficulties by (1) raising capital through private placements of stock and injections of funds through issuance of convertible debt, (2) reducing the Company's production costs by completing the purchase of the horizontal form fill and seal tray line machine, which will reduce costs of packaging by 70%, reduce production costs by an additional 50% and achieve increased production capacity, (3) increasing the Company's sales to new school districts, (4) selling to markets other than school districts, and (5) launching a new breakfast and after school snack program. However, there is no assurance that any of these plans will be successful in assisting the Company in overcoming its financial difficulties or in meeting its target production levels.

The Company had a working capital deficiency of $636,909 for the nine month period January 31, 2000, compared to $208,972 at the year ended April 30, 1999, and $39,305 in the period ended April 30, 1998. The deficiency is largely attributable to the increase in convertible notes payable of $483,381 and the current portion of long term debt of $117,000.

For the next 12 months, the Company will require $2.9 million for its costs and expenses of developing, producing, packaging and marketing its products, and includes the Company's selling, general and administrative expenses for the same 12 months. Also, the Company is committed to spend an aggregate $450,000 for the purchase of new equipment. For instance, the price of the tray-line machine is $166,905, for which the Company has already paid $75,525, plus additional costs for shipping and installation of the tray-line machine. The Company is discussing with several leasing companies for the financing of $275,000 for the ancillary equipment such as piston portion fillers, weigh scale depositors and transfer pumps. The purpose of the ancillary equipment is to make the new tray-line machine operate more efficiently. However, the new horizontal form fill and seal machine can operate without the ancillary equipment.

 The Company expects to raise the balance of the required funds to purchase the new horizontal form fill and seal machine in April 2000. The Company's capital expenditures to date have been limited to a delivery vehicle, production equipment, and office equipment. The Company believes that it can generate sufficient cash flow if it can achieve sales of 150,000 units per month, not including the breakfast meal and snacks. This is contingent upon the purchase of the horizontal form fill and seal tray machine and the raising of an additional $200,000. The Company intends to rely on the equity capital markets for this amount but there is no assurance that the Company can raise the required capital through this venue.

Cash Flows from Operating Activities

The cash used in operating activities for the period ended April 30, 1999 was $282,622 as compared to $33,629 for the year ended April 30, 1998. The cash used during the 1998 period was largely attributable to a net operating loss of $75,215 and an increase in accounts receivable of $22,264 offset by an increase in accounts payable of $70,246. The cash used for operating activities during 1999 primarily consisted of $799,317 used to fund the net operating loss offset by an aggregate $472,000 for non-cash compensation and an increase of $47,579 in accounts payable and an increase $30,698 for advances from related parties . See "Non-cash Compensation" under "Internal and External Sources of Liquidity" below for more information.

For the nine month period ended January 31, 1999 cash used for operating activities was $202,445, this was due to a net operating loss of $247,096, an increase in inventory purchases of $30, 481 offset by a $61,010 increase in accounts payable and accruals.

For the nine month period ended January 31, 2000 cash used for operating activities was $421,163. This was due primarily to the net operating loss of $297,037, an increase in inventory of $74,810, an increase in deposits of $95,597, offset by an increase of $42,877 in accounts payable and accruals.

Cash Flows from Investing Activities

Cash used in investing activities for the period ended April 30, 1998 of $10,653; for the year ended April 30, 1999 of $26,614; for the nine month period ended January 31, 1999 of $23,322; and for nine month period ended January 31, 2000 $2,523 was used to purchase property and equipment.

Dippy Foods, Inc.                  Form 10-SB                            18 / 32

Cash Flows from Financing Activities

Cash provided by financing activities for the period ended April 30, 1998, was all attributable to proceeds of $46,563 received from stock issuances by Dippy CA.

For the year ended April 30, 1999 cash provided by financing activities was $306,955. This increase was primarily due to $299,570 of proceeds from stock issuances the majority of which came from the $249,000 received by the Issuer for its March 31, 1999 private placement. See "Item 10. Recent Sales of Unregistered Securities" for more information.

Cash provided by financing activities for the nine month period ended January 31, 1999 was $233,786. This increase was primarily due to $266,620 in proceeds from stock issuances, which again was part of the Issuer's March 31, 1999 private placement.

For the nine month period ended January 31, 2000, $430,846 of cash was provided from financing activities. This increase is primarily due to proceeds received by the Issuer in the amount of $438,353 from convertible debt. See "Debt Instruments" below on page E for more information.

For fiscal 2001, the Company projects total sales of $4.1 million. Sales will be divided between the lunch program (50%), the breakfast program (25%) and the snack program (25%). The cost to generate this level of sales will be $2.9 million, assuming that the new horizontal form fill and seal machine is operational by at least July 2000. These costs consist of raw ingredients and packaging materials. The largest portion of these costs will be attributable to cheese sauce, salsa and chips. The Company is projecting a gross profit of $1.2 million. Selling, general and administrative costs for the period are projected to be $429,360. Some of the major operating expenses include payroll $160,800, rent $70,764, accounting $42,000, utilities and telephone $15,600, marketing $12,000, insurance $7,200, and research and development $6,000.

The Company projects that it can achieve breakeven operations at 150,000 units per month. This is before the implementation of the breakfast and snack line, with nachos accounting for 80% of the sales. With the implementation of the breakfast and snack line, the Company is projecting an average monthly growth rate of 27.5% for the next 12 months. This growth rate will be primarily attributable to the breakfast meals and the snacks that will be available for the 2000-2001 school year. By the end of the 12 month period the Company is projecting sales of 1.0 million units per month. The breakfast meals and snacks are projected to sell for $0.49 and $0.30 per unit respectively. The cost to produce these products is $0.30 and $0.22 per unit respectively. The installation of the new horizontal form fill and seal machine will greatly improve the margins by reducing the cost of packaging and labor. Management also believes that its selling and administrative costs will remain relatively constant for the next 12 months.

Management plans to increase and preserve the Company's cash flow by (1) raising capital through private placements, (2) reducing the Company's production costs by the Company acquiring its own horizontal form fill and seal machine, and (3) generating additional cash flow by increasing the Company's production and its sales to new school districts, stadiums, institutions and to the retail market through retailers such as Costco. However, there is no assurance that any of these plans will be successful in assisting the Company in overcoming its financial difficulties or its target production levels.

In the next 12 months the Company will require a cash flow of approximately $2.2 million to fund production costs and to fund capital expenditures. To generate the required cash flow the Company will rely primarily on operations and sales of its products. Management believes that increasing sales will increase its cash flow from operations in the current fiscal year but the Company continues to depend upon private placements or public offerings to fund its operations.

Also, the Company intends to reduce costs of production in order to reduce and preserve its cash flow. If the Company completes its purchase of the new horizontal form fill and seal machine, management believes that the cost of ingredients and materials will decrease by approximately $0.20 per unit and the Company's labor costs will decrease by $0.06 to $0.10 per unit, for an average cost reduction of approximately $0.30 per unit, compared to

Dippy Foods, Inc.                  Form 10-SB                            19 / 32

current total costs of $0.91 per unit for the nacho Dippers and $0.76 per unit for the peanut butter and jam Dippers. With the new tray-line machine it is estimated that the Company would have reduced its aggregate costs of production by approximately 20% for the past 12 months. However, there is no guarantee that this cost-reduction estimate or the new tray-line machine will reduce the costs of production.

Finally, the Company will raise additional cash flow by way of private placements and other equity financings. In the next 12 months, the Company plans on raising up to $2,000,000 by way of private placements and convertible debentures. At this time there are no planned financings. However, any financings will contain the same terms as provided in previous subscription agreements and convertible promissory notes. See Exhibit #6.9 - Blank Form of Subscription Agreement and Exhibit #6.10 - Blank Form of convertible promissory note.

The Company believes that its current cash balances together with the net proceeds of future financing and its expected cash flows from 2000 operations will allow the Company to fund its operations for at least the next 12 months and to fund its expected needs for working capital, capital expenditures and debt service requirements. The Company's ability to meet its financial obligations, make planned capital expenditures and implement its strategic initiatives will depend on the Company's future operating performance, which will be subject to financial, competitive, economic and other factors affecting the industry and operations of the Company, including factors beyond its control. Further improvements in operating profitability and achievement of expected cash flows from operations is critical to providing adequate liquidity and is dependent upon the Company's attainment of comparable sales increases, along with gross margin and expense levels that are reasonably consistent with its financial plans.

However, the Company may require substantial working capital to fund its business and it may need to raise additional capital. Management is currently in discussion with a number of groups regarding financing activities from the sale of equity securities or debt instruments. Management believes that it will be able to raise $1 to $2 million from such financing sources by the end of the second quarter of 2000. If the Company is able to complete a minimum of $1 million of the financing, the funds raised from the sale of the equity securities an debt instruments will be sufficient to support its planned operations for the next 12 months. To the extent that there is a shortfall in raising at least $1 million of financing, the Company will be required to modify its business plan and reduce its operating expenditures.

INTERNAL AND EXTERNAL SOURCES OF LIQUIDITY

The Company has funded its operations principally from private placements and loans from related parties and arms' length payees.

Private Placements.

On March 5, 1998, the Board of Directors authorized the issuance of an aggregate 6,000,000 shares of common stock at $0.003 per share to private investors. The Issuer received $18,000 in subscription funds. These shares were issued on March 7, 1998. See "Item 10. Recent Sales of Unregistered Securities"and Exhibit #6.7
- Form of Subscription Agreement for further details.

On March 6, 1998, the Board of Directors authorized the issuance of an aggregate 4,000,000 shares of common stock at $0.0015 per share to private investors. The offering was fully subscribed by Mr. Philip Yee, the former President of the Issuer, and the Issuer received $6,000 in cash. These shares were issued to Mr. Yee on March 7, 1998. See "Item 7. Certain Relationships and Related Transactions" and "Item 10. Recent Sales of Unregistered Securities" for further details.

On April 16, 1998, the Board of Directors authorized the issuance of an aggregate 30,000 shares of common stock at $0.01 per share to private investors. The Issuer received $300 in subscription funds. These shares were issued on April 16,1998. See "Item 10. Recent Sales of Unregistered Securities" and Exhibit #6.8 - Form of Subscription Agreement for further details.

On March 31, 1999, the Board of Directors of the Issuer authorized the issuance of 4,980,000 shares of common stock at $0.05 per share to private investors. The Issuer received $249,000 in subscription funds, which were used

Dippy Foods, Inc.                  Form 10-SB                            20 / 32

for the purchase of raw ingredients, packing supplies and administrative costs. These shares were issued on July 14, 1999. See "Item 10. Recent Sales of Unregistered Securities" and Exhibit #6.9 - Blank Form of Subscription Agreement for further details.

Assignment of Copyright.

Jon Stevenson registered a copyright for the cover art that the Company uses on its packaged meals. Mr. Stevenson, a director and the president of both the Issuer and of Dippy CA, has assigned his interest in the copyright to the Issuer pursuant to a written agreement dated September 18, 1998, and transferred the registered copyright into the name of the Issuer in consideration of 850,000 shares in the Issuer's common stock. The purchase price of the assignment of the copyright was $8,500. Currently, the copyright is registered in the name of Jon Stevenson, who is holding the legal interest in the copyright in trust for the Issuer. It is the intention of the parties to have the copyrights eventually registered in the name of the Issuer. See "Item 7. Certain Relationships and Related Transactions" and Exhibit #6.2 - Assignment of Copyright for more details.

Share Exchange with Dippy CA Shareholders.

The Issuer issued 3,319,266 shares of common stock on September 24, 1999, to the shareholders of Dippy CA in exchange for all of the issued and outstanding 6,638,533 shares of Dippy CA under an agreement dated September 17, 1998, accepted and approved by the shareholders of Dippy CA at its annual general meeting held on February 27, 1999. Under the Amended Exchange Agreement, for every two shares of Dippy CA that a shareholder owned, a shareholder received one Common Capital Share of the Issuer. As part of the share exchange Jon Stevenson received 2,750,000 shares of common stock for his 5,500,000 shares of Dippy CA. See "Item 1. Description of Business - Business Development", "Item 7. Certain Relationships and Related Transactions", "Item 10. Recent Sales of Unregistered Securities", and Exhibit #6.1 - Amended Exchange Agreement for more details.

Non-cash Compensation.

For the 1999 fiscal year, the Company incurred $100,000 in non-cash compensation expenses arising from services contributed by Jon Stevenson, the president of both the Issuer and of Dippy CA. As full payment for these services Mr. Stevenson was issued 400,000 shares of common stock of the Issuer in lieu of cash. Mr. Stevenson currently owns 4,000,000 Shares of common stock of the Issuer. See "Item 7. Certain Relationships and Related Transactions" and "Item
6. Executive Compensation" for more information.

Settlement Agreement with Alexander Diamond.

A wage settlement agreement was entered into between the Issuer and Al Diamond, a former director and a former executive officer of the Issuer. As consideration for the parties agreeing not to proceed with any litigation, the Issuer agreed to pay Mr. Diamond for past and accrued wages in the form of $96,000 and 400,000 shares of the Issuer's non-voting stock to be issued over a three year period. As per the terms of the Settlement Agreement, the $96,000 was to be paid over two years. As of January 31, 2000, an aggregate $44,200 has been paid. All payments have been made by Dippy CA. Also, Dippy CA paid Mr. Diamond $3,940 as reimbursement for expenses. See Exhibit #6.16 - Settlement Agreement for more information. Finally, none of the 400,000 shares of non-voting stock of the Issuer have been issued.

However, Management has taken the position that, as a result of Mr. Diamond failing to perform his obligations under the agreement, the Settlement Agreement is null and void and the Company is not obligated to make and further payments to Mr. Diamond. See "Item 7. Certain Relationships and Related Transactions", "Item 8. Legal Proceedings" for more details.

Debt Instruments.

From June 2, 1999 to December 1, 1999, the Company borrowed an aggregate $483,380.95 from the following payees and in the following amounts as set out in Table 5 below.

Dippy Foods, Inc.                  Form 10-SB                            21 / 32

Table 5
Debt Instruments
--------------------------------------------------------------------------------
Payee                           Date                   Principal Sum
------------------------------- ---------------------- -------------------------
Bellevue Investments Ltd.       June   2, 1999         $200,000.00
Silverado Farms, Inc.           August 20, 1999        $15,000.00
Silverado Farms, Inc.           September 9, 1999      $50,000.00
Silverado Farms, Inc.           October 12, 1999       $50,000.00
Silverado Farms, Inc.           November 8, 1999       $10,000.00
Silverado Farms, Inc.           November 9, 1999       $10,000.00
Silverado Farms, Inc.           November 18, 1999      $10,000.00
Silverado Farms, Inc.           November 19, 1999      $13,380.95
Silverado Farms, Inc.           November 29, 1999      $25,000.00
Silverado Farms, Inc.           December 1, 1999       $100,000.00
--------------------------- ---------------------- -----------------------------

The Issuer gave a promissory note to each of the payees as evidence of the debt. The principal sum is due in 12 months from the date of the loan together with interest accruing on the outstanding principal balance at the rate of 12% per annum. The Issuer has the choice to pay the accrued and unpaid interest on the 1st day of the following month or to accrue the interest and pay it with the principal sum on the maturity date. The Issuer may repay the principal sum and any accrued interest in whole or in part at any time without penalty. With any payment made, the funds will be applied to unpaid interest first. If the Issuer becomes bankrupt or insolvent, or sells all its assets, or if a corporate event occurs (as defined in the promissory note) the debt will be due and payable without demand. The lender has the option to convert any portion of the outstanding debt or any portion of accrued interest into shares of the Issuer at a price per share that is equal to the average closing price of the Issuer's common stock from the date of the promissory note to the date of conversion. See Exhibit #6.10 - Blank Form of convertible promissory note for further details.

The Company intends to repay these debt instruments by converting the debt into shares of the Issuer or by extending the maturity date. If the maturity date is extended the Company will continue to accrue interest and pay it with the principal on the extended maturity date.

Line of Credit.

The Company obtained a one year, revolving line of credit for $45,000 bearing interest at 6.6%. As of January 31, 2000, the Company has drawn down $44,500 on the line of credit. The Company is using a $50,000 certificate of deposit to secure this line of credit. The $50,000 certificate of deposit matures on July 2, 2000.

YEAR 2000 ISSUES

To date, neither the Company nor its suppliers or other providers of goods and services have experienced any problems caused by the Year-2000 issues. In preparing for the Year 2000, the Company's costs were minimal and immaterial. The Company does not anticipate that it will incur any material cost or that Year-2000 issues will materially affect its operations, however, the Company cannot be sure that Year-2000 issues will not adversely affect its operations.

ITEM 3. DESCRIPTION OF PROPERTY

Dippy Foods, Inc.                  Form 10-SB                            22 / 32

KNOLLWOOD PROPERTY

The Company operates from a leased warehouse with offices at 1161 Knollwood Circle, Anaheim, California. The property consists of a concrete tilt-up building of approximately 10,524 square feet located in a light industrial area. The current rent is $5,893 per month and escalates annually to $5,999 in the final year. The lease expires December 31, 2001.

SIGNAL HILL PROPERTY

The Company opened a 60-day escrow on October 15, 1999, with a refundable deposit of $20,000. However, the Company has not been able to complete the acquisition of the Signal Hill Property and has requested that the escrow be cancelled and the $20,000 deposit be returned to the Company. As of the date of this filing, the deposit has not been returned. The deposit is still held in escrow and the Company has the right to file for arbitration to have the deposit released.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Table 6 lists the persons who are known to the Issuer to be the beneficial owners of more than five percent of the Issuer's equity securities.

Table 6
Beneficial Owners of more than 5%

-------------------------------------------------------------------------------------------------
                      (2)                              (3)                           (4)
(1)                   Name and address of beneficial   Number and nature of          Percent of
Title of class        owner                            beneficial ownership (1)      class
--------------------- -------------------------------- ----------------------------- ------------
Common stock          Jon Stevenson                            4,000,000
                      379 Newport Avenue, #9
                      Long Beach, California 90814                direct                 20.43%
-------------------------------------------------------------------------------------------------

(1)  The listed  beneficial  owner has no right to acquire any shares  within 60
     days of the  date of this   Form  10-SB  from  options,  warrants,  rights,
     conversion privileges or similar obligations.

SECURITY OWNERSHIP OF MANAGEMENT

Table 7 lists the Issuer's directors and executive officers who are the beneficial owners of the Issuer's equity securities.

Table 7
Beneficial Ownership of Management

-------------------------------------------------------------------------------------------------
                      (2)                              (3)                           (4)
(1)                   Name and address of              Number and nature of          Percent
Title of class        beneficial owner                 beneficial ownership (1)      of Class
--------------------- -------------------------------- ----------------------------- ------------
                      Jon Stevenson                           4,000,000
Common stock          379 Newport Avenue, #9                                         20.43%
                      Long Beach, California 90814               direct
-------------------------------------------------------------------------------------------------
                      Munjit Johal
Common Stock          42 Rockwood                                  0
                      Irvine, California 92614                                        0.00%
-------------------------------------------------------------------------------------------------
                      Erin Stevenson
                      1948 Lave Avenue                             0
Common stock          Long Beach, California 90815                                    0.00%
-------------------------------------------------------------------------------------------------
Common stock          Directors as a group                      4,000,000            20.43%
-------------------------------------------------------------------------------------------------

Dippy Foods, Inc.                  Form 10-SB                            23 / 32

(1) The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.

CHANGE IN CONTROL

The Issuer is not aware of any arrangements that may result in a change in control of the Issuer.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS

Jon Stevenson and Munjit Johal are the directors of the Issuer. Jon Stevenson and Erin Stevenson are the directors of Dippy CA. The Company's management and development team are listed in Table 8.

Table 8
Officers

-----------------------------------------------------------------------------------------------
                                                     Office
                     --------------------------------------------------------------------------
Officer                             The Issuer                           Dippy CA
-------------------- ------------------------------------ -------------------------------------
Jon Stevenson        CEO, President, Chairman             CEO, President, Chairman
-------------------- ------------------------------------ -------------------------------------
                     Chief Financial Officer,             Chief Financial Officer
Munjit S. Johal      Secretary, Treasurer
-------------------- ------------------------------------ -------------------------------------
Erin Stevenson                                            Corporate Secretary , Executive
                                                          VP, Director of Trade Show
                                                          Services
-------------------- ------------------------------------ -------------------------------------

Jon Stevenson, 37, has been with the Company since its inception. He is involved in all aspects of product development and packaging. His responsibilities include direct sales, sales development, public relations and developing the marketing program for the Company. He is also responsible for the training program developed for the distributors' representatives and the sales broker representatives contracted to the Company.

Mr. Stevenson has been in the food service industry for more than sixteen years. He was formerly employed by Rykoff and U.S. Foodservice Company, one of the largest broadline distribution companies in the world. Jon left U.S. Foodservice in November 1997, to focus his full energies on Dippy CA.

Munjit S. Johal, 44, has been with the Company since September 1998, and is responsible for all aspects of the Company's financial management. He has a Master of Business Administration degree from the University of San Francisco and a Bachelor of Arts degree from the University of California, Los Angeles. Mr. Johal was the chief financial officer of Bengal Recycling, Inc., a California corporation, from February, 1996, to July, 1997; an executive vice president and compliance officer and an asset manager for Pacific Heritage Bank in Torrance, California, from 1990 to 1995; a vice president and compliance and consulting associate for banks in Glendale and Newport Beach, California; and an analytical manager and financial analyst for Federal Home Loan Bank of San Francisco from 1981 to 1987.

Erin Stevenson, 35, has been with the Company since inception. She worked in sales and marketing with major retail stores for ten years from 1982 to 1992, as a manager or owner of small retailers from 1992 to 1994, and as a

Dippy Foods, Inc.                  Form 10-SB                            24 / 32

self-employed massage therapist from 1994 to 1997. She is responsible for show selections and product sales and participates in designing the customer service program for the Company.

SIGNIFICANT EMPLOYEES

No other employees are expected to make significant contributions to the business of the Company.

FAMILY RELATIONSHIPS

Erin Stevenson is Jon Stevenson's sister.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of the Company's directors, officers, promoters or control persons, during the past five years:

1. were a general partner or executive officer of a business that had a bankruptcy petition filed by or against it either at the time of the bankruptcy or within the two years before the bankruptcy, except for Munjit Johal, who was the chief financial officer for seventeen months until July 1997, of Bengal Recycling, Inc., a California corporation that filed under chapter 7 of the United States Bankruptcy Code on September 4, 1998;

2.   were  convicted  in a  criminal  proceeding  or been  subject  to a pending
     criminal   proceeding   (excluding   traffic  violations  and  other  minor
     offenses);

3. were subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities, except for (1) Erin Stevenson who voluntarily petitioned into bankruptcy in February 1998 and was discharged in April 1998; or

4. were found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6. EXECUTIVE COMPENSATION

The Issuer has had four named executive officers, only two of whose total annual salary has exceeded $100,000 since its inception in February, 1998. Neither the Issuer nor Dippy CA have an employee stock option plan, granted any other form of compensation to its executive officers or have any written employment contracts with its executive officers. Also, neither the Issuer nor Dippy CA compensates its directors for acting as directors. Table 9 sets out the annual executive compensation of the Company's named executive officers for the fiscal periods ended April 30, 1999, and 1998.

Dippy Foods, Inc.                  Form 10-SB                            25 / 32

Table 9
Executive Compensation

--------------------------------------------------------------------------------------------------------------------
                                                                         Long-term compensation
                                     Annual compensation            Awards           Payouts
                                 ----------------------------     ----------  ---------------------
                                                      Other                  Securities
                                                      annual   Restricted    underlying                All other
                                                      compen-    stock        options/        LTIP      compen-
Name and principal                Salary     Bonus    sation     awards        SARs         Payouts      sation
position                   Year    ($)        ($)      ($)        ($)          (#)            ($)        ($)
(a)                        (b)     (c)        (d)      (e)        (f)          (g)            (h)        (i)
--------------------------------------------------------------------------------------------------------------------
Jon Stevenson             1998    23,367(1)    --       --        --            --            --            --
CEO of the Issuer
Feb1999-Present           1999    42,000(1)    --       --        --            --            --       100,000(2)
President of Dippy CA
May 1997 - Present        2000    12,000(3)    --       --        --            --            --            --
-------------------------- ------- ---------- -------- ---------- ------------ -------------- ---------- -----------

(1)  Paid by Dippy CA.

(2) Mr. Stevenson received 400,000 shares of common stock of Dippy CA in lieu of $100,000 cash for services provided in this fiscal year. See "Item 7. Certain Relationships and Related Transactions" and "Item 10. Recent Sales of Unregistered Securities" for more information.

(3)  Paid by the Issuer.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIPS WITH INSIDERS

No member of management, executive officer or security holder has had any direct or indirect interest in any transaction to which the Company was a party other than the following:

     NOTES TO SHAREHOLDERS AND RELATED PARTIES

The Company received cash advances from four related parties in the aggregate amount of $30,698. As of April 30, 1999, the Company owed June Eckenweiler $10,000, Brad Eckenweiler $14,648, Patrice Dendero $1,050 and John Walker $5,000. These funds were used for general working capital. As of January 31, 2000, the cash advances had been fully repaid in cash.

     TRANSACTIONS WITH FOUNDING SHAREHOLDERS

On March 6, 1998, Philip Yee, a founder and a former president of the Issuer, subscribed for an aggregate 4,000,000 shares of common stock at $0.0015 per share. The shares were issued to Mr. Yee on March 7, 1998, for investment purposes in a "private transaction". See "Item 10. Recent Sales of Unregistered Securities" for more information.

Jon Stevenson was a founder of Dippy CA and is currently the president of the Issuer and of Dippy CA. As part of the share exchange and merger between Dippy CA and the Issuer, Mr. Stevenson received 2,750,000 shares of common stock of the Issuer for his 5,500,000 shares of Dippy CA. See "Merger with Dippy CA" below for more information.

During 1999 the Company incurred $100,000 in non-cash compensation expenses arising from services contributed by Mr. Stevenson. Mr. Stevenson currently owns 4,000,000 shares of common stock of the Issuer. See "Item 6. Executive Compensation" for more information.

Also, Jon Stevenson registered a copyright for the cover art that the Company uses on its packaged meals. Mr. Stevenson, a director and the president of both the Issuer and of Dippy CA, has assigned his interest in the copyright to the Issuer pursuant to a written agreement dated September 18, 1998, and transferred the registered copyright into the name of the Issuer in consideration of 850,000 shares in the Issuer's common stock. The purchase price of the assignment of the copyright was $8,500. Currently, the copyright is registered in the name of Jon Stevenson, who is holding the legal interest in the copyright in trust for the Issuer. It is the intention of the parties to have the copyrights eventually registered in the name of the Issuer. See "Item 2. Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources" above and Exhibit #6.2 - Assignment of Copyright for more information.

Dippy Foods, Inc.                  Form 10-SB                            26 / 32

     WAGE SETTLEMENT WITH FORMER DIRECTOR AND OFFICER

The wage settlement agreement was entered into with Al Diamond, a former director and executive officer of the Issuer. Mr. Diamond did not agree with the direction in which the Issuer was being taken. Also, Mr. Diamond had misappropriated funds of the Issuer and, accordingly, was asked to resign. A lawsuit was filed by the Issuer against Mr. Diamond. The lawsuit never proceeded to trial with the parties reaching a settlement and signing mutual releases. Under the agreement, Mr. Diamond was to receive (1) $3,940 as reimbursement for expenses, (2) 400,000 shares of non-voting common stock of the Issuer, and (3) $96,000 in wages, less any necessary Federal or State withholding and related deductions. In consideration of these payments, Dippy CA was to receive from Mr. Diamond certain corporate materials belonging to the Company. Mr. Diamond was obligated to deliver these corporate materials by February 1, 1999. See Exhibit #6.16 - Settlement Agreement, "Item 6. Executive Compensation" and "Item 8. Legal Proceedings" for more information.

     MERGER WITH DIPPY CA

The Issuer issued 3,319,266 shares of common stock on September 24, 1999, to the shareholders of Dippy CA in exchange for all of the issued and outstanding 6,638,533 shares of Dippy CA under an agreement dated September 17, 1998, accepted and approved by the shareholders of Dippy CA at its annual general meeting held on February 27, 1999. Under the Amended Exchange Agreement, for every two shares of Dippy CA that a shareholder owned, he received one Common Capital Share of the Issuer. See "Item 1. Description of Business - Business Development", "Item 10. Recent Sales of Unregistered Securities" and Exhibit #6.1 - Amended Exchange Agreement for more information.

TRANSACTIONS WITH PROMOTERS

Mr. Jon Stevenson is the only promoter of the Company. Mr. Stevenson has not received anything of value from the Company nor is he entitled to receive anything of value from the Company for services provided as a promoter of the Company.


ITEM 8. LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings and, to the best of the Company's knowledge, none of the Company's property or assets are the subject of any pending legal proceedings, except for the following:

     LAWSUIT WITH FEEDBACK FOUNDATION, INC.

A dispute has arisen between the Company and its former co-packer, Feedback Foundation, Inc., regarding two invoices totaling $49,620. The dispute arises from the spoilage of salsa used in the production of Nacho Dippers. The Company's investigation revealed that the spoilage occurred while the salsa was being prepared for production. As a result of the quality control standards of the Company, there was no consumption of the defective product. In the opinion of management, the preparation of the ingredients and the production of product is within the scope of the co-packer's control and responsibility. The Company and Feedback have not been able to reach an amicable agreement. On March 6, 2000, Feedback filed a lawsuit claiming breach of contract, fraud and non-payment of invoices. Feedback is suing for not less than $149,620. The Company will be filing a counter suit by April 5, 2000, for a yet unspecified amount. Management is confident that the Company will prevail in the lawsuit.

     POTENTIAL LAWSUIT WITH AL DIAMOND

Recently, it has come to the Company's attention that Mr. Diamond failed to perform his obligations under the Settlement Agreement and did not deliver all corporate materials in his possession. As a result, the Company has taken the position that the Settlement Agreement is null and void. Currently, Management is deciding whether to take action against Mr. Diamond for the return of the remaining corporate materials and for the return of any monies paid to Mr. Diamond under the Settlement Agreement. See "Item 7. Certain Relationships and Related Transactions" and Exhibit #6.16 - Settlement Agreement for more information.

Dippy Foods, Inc.                  Form 10-SB                            27 / 32

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

The Issuer's common stock has been quoted on the NASD OTC Bulletin Board since September 1998, under the symbol "DPPI". Table 10 gives the high and low bid information for each fiscal quarter since the Issuer's common stock has been quoted. The bid information was obtained from mytrack.com, the Internet site of Track Data Corporation, and reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Table 10
Bid Information
----------------------------------------------------------------------
Period ended                                   High         Low
----------------------------------------------------------------------
31 October 1998                                $1.25        $0.65
31 January 1999                                $0.99        $0.65
30 April 1999                                  $0.77        $0.38
31 July 1999                                   $1.03        $0.25
31 October 1999                                $1.22        $0.44
31 January 2000                                $0.68        $0.26
29 February 2000                               $0.80        $0.44
----------------------------------------------------------------------

As of January 4, 1999, the National Association Securities Dealers, Inc. implemented a new eligibility rule that limits quotations on the OTC Bulletin Board to the securities of issuers that are required to file under Sections 13 and 15(d) of the Securities Exchange Act of 1934. The Issuer has filed this Form 10-SB in order to comply with the eligibility rule. If the Issuer fails to comply with the eligibility rule, it common stock will be deleted from the OTCBB and may trade on the National Quotation Bureau's Pink Sheets or another quotation medium.

No shares of common stock are subject to outstanding options or warrants, or securities convertible into shares of common stock. The Issuer has not agreed to register any shares of common stock nor has the Issuer publicly offered or proposed to offer any shares of common stock. Currently there is an aggregate 3,319,266 shares of common stock of the Issuer that are subject to Rule 144. These shares were issued on September 24, 1999. See "Item 10. Recent Sales of Unregistered Securities" for more information.

The Issuer's shares of common stock are not approved for quotation on an established and automated quotation system and have a market price of less than $5.00 per share. The Issuer's shares are considered penny stock as defined in Rule 3a51-1 of the Securities Exchange Act of 1934. Before selling or giving effect to the purchase of any penny stock for or with the account of a customer, a broker must:

     1.   provide the customer with a risk  disclosure  document  containing the information about the risks of investing in penny stocks in both public offerings and in secondary trading, and about the rights and remedies available to a customer in case of fraud in penny stock transactions;
     2. obtain and preserve a manually signed and dated written acknowledgment of receipt of the risk disclosure document from the customer;
     3. disclose to the customer, orally or in writing, prior to any transaction, (i) the insider bid quotations and insider offer quotations for the penny stock, or, if none exist, the bid and offer price, and (ii) the number of shares to which the bid/offer prices apply;
     4. disclose to the customer, orally or in writing, prior to effecting any transaction and in writing prior to confirmation of the transaction, the aggregate amount of compensation to be received by the broker or any associated person;
     5. provide the customer with a monthly written statement of the customer's account, that includes any price determinations, the identity and number of shares held in the customer's account, and the estimated market value, and also contain a conspicuous legend on the written statement; and
     6. keep a record of such disclosures and written statements for a required period of time.

Dippy Foods, Inc.                  Form 10-SB                            28 / 32

In order to give effect to a penny stock  transaction,  the transaction  must be
(i) exempt under certain rules, (ii) the customer must be an established customer of the broker, or (iii) the broker must approve the account for penny stock transactions, and the broker must receive a written agreement from the customer for each such transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a customer's account for penny stock transactions, the broker must obtain financial information and investment experience and objectives of the customer, and make a reasonable determination that the penny stock transactions are suitable for that customer and that the customer has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of penny stock transactions.

HOLDERS

The Issuer has approximately 1,200 registered holders of shares of common stock.

DIVIDENDS

The Issuer has declared no dividends on its common stock and is not subject to any restrictions that limit its ability to pay dividends on its Shares of common stock.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

On March 5, 1998, the Board of Directors authorized the issuance of an aggregate 6,000,000 shares of common stock at $0.003 per share. The Issuer received $18,000 in subscription funds. The shares subscribed for were issued on March 7, 1998, for investment purposes in a "private transaction". The Issuer relied upon Sections 3(b) and 4(2) of the Securities Act of 1933 and Rule 504 of Regulation
D. This offering was not accompanied by any general advertisement or any general solicitation. The Issuer received from each subscriber a completed and signed subscription agreement containing certain representations and warranties, including, among others, that the subscribers had bought the shares for their own investment accounts. See "Item 2. Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources" and Exhibit #6.7 - Form of Subscription Agreement for further details.

Also on March 6, 1998, the Board of Directors authorized the issuance of an aggregate 4,000,000 shares of common stock at $0.0015 per share. The offering was fully subscribed by Mr. Philip Yee, the former President of the Issuer, and the Issuer received $6,000 in cash. These shares were issued to Mr. Yee on March 7, 1998, for investment purposes in a "private transaction". The Issuer relied upon Sections 3(b) and 4(2) of the Securities Act of 1933 and Rule 504 of Regulation D. This offering was not accompanied by any general advertisement or any general solicitation. It is the current Management's understanding that Mr. Yee bought the shares for his own investment account. See "Item 2. Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources" for further details.

On April 16, 1998, the Board of Directors authorized the issuance of an aggregate 30,000 shares of common stock at $0.01 per share. The Issuer received $300 in subscription funds. The shares were issued on April 16,1998, for investment purposes in a "private transaction". The Issuer relied upon Sections 3(b) and 4(2) of the Securities Act of 1933 and Rule 504 of Regulation D. This offering was not accompanied by any general advertisement or any general solicitation. The Issuer received from each subscriber a completed and signed subscription agreement containing certain representations and warranties, including, among others, that the subscribers were accredited investors. See "Item 2. Management's Discussion and Analysis or Plan of Operation - Liquidity and Capital Resources" and Exhibit #6.8 - Form of Subscription Agreement for further details.

On March 31, 1999, the Board of Directors authorized the issuance of an aggregate 4,980,000 shares of common stock at $0.05 per share. The Issuer received $249,000 in cash. The shares subscribed for were issued on July 14, 1999, for investment purposes in a "private transaction". The Issuer relied upon Sections 3(b) and 4(2) of the Securities Act of 1933 and Rule 504 of Regulation
D. This offering was not accompanied by any general advertisement or any general solicitation. The Issuer received from each subscriber a completed and signed subscription agreement containing certain representations and warranties, including, among others, that the subscribers had bought the shares for their own investment accounts. See "Item 2. Management's Discussion and

Dippy Foods, Inc.                  Form 10-SB                            29 / 32

Analysis or Plan of Operation - Liquidity and Capital Resources" and Exhibit #6.9 - Blank Form of Subscription Agreement for further details.

The Issuer paid no underwriting discounts or commissions in connection with any of its share offerings.

The Issuer issued 3,319,266 shares of common stock on September 24, 1999, to the shareholders of Dippy CA in exchange for all of the issued and outstanding 6,638,533 shares of Dippy CA under an agreement dated September 17, 1998, accepted and approved by the shareholders of Dippy CA at its annual general meeting held on February 27, 1999. These shares were issued in reliance on
Section 4(2) of the Securities Act of 1933 and are subject to the trading restrictions of Rule 144. The Company relied upon the fact that the shareholders of Dippy CA received the shares for investment purpose. Also, there was no advertising and there was no view to distribute the shares publicly. Additionally, when the Dippy CA shareholders subscribed for their shares in Dippy CA they each completed and signed a subscription agreement containing certain representations and warranties, including, among others, that they were accredited investors. See Exhibit #6.1 - Amended Exchange Agreement and Exhibit #6.13 - Blank Form of Subscription Agreement for Dippy CA Shareholders for more information.

On September 18, 1998, the Issuer issued 850,000 shares of common stock to Jon Stevenson as consideration for the assignment of the copyright for the cover art that the Company uses on its packaged meals. Mr. Stevenson, assigned his interest in the copyright to the Issuer pursuant to a written agreement dated September 18, 1998. The purchase price of the assignment of the copyright was $8,500. Currently, the copyright is registered in the name of Jon Stevenson, who is holding the legal interest in the copyright in trust for the Issuer. It is the intention of the parties to have the copyrights eventually registered in the name of the Issuer. These shares were issued in reliance on Section 4(2) of the Securities Act of 1933 and are subject to the trading restrictions of Rule 144. The Company relied on the fact that Mr. Stevenson was the President of Dippy CA and as a result had the necessary information to make an informed investment decision. Also, this issuance of shares was not a public offering and Mr. Stevenson did not need the protection of the Securities Act of 1933. See "Item
7. Certain Relationships and Related Transactions" and Exhibit #6.2 - Assignment of Copyright for more details.

Also on September 18, 1998, Dippy CA agreed to issue 400,000 shares of common stock to Jon Stevenson as non-cash compensation in the amount of $100,000 arising from services contributed to Dippy CA and to the Issuer by Mr. Stevenson. These shares were issued on September 24, 1999 in reliance on Section 4(2) of the Securities Act of 1933 and are subject to the trading restrictions of Rule 144. Again, the Company relied on the fact that Mr. Stevenson did not need the protection of the Securities Act of 1933 and had the requisite knowledge and information to make an informed investment decision. See "Item 7. Certain Relationships and Related Transactions" and "Item 6. Executive Compensation" for more information.

ITEM 11. DESCRIPTION OF SECURITIES

COMMON OR PREFERRED STOCK

The authorized common stock of the Issuer is 200,000,000 shares of common stock with a par value of $0.001 per share, of which 19,579,266 shares are issued and outstanding as of the date of this filing. All of the issued and outstanding shares of common stock are fully paid and non-assessable. There is no preferred stock authorized.

All shares have equal voting rights and, when validly issued, holders are entitled to one vote per share in all matters to be voted upon by the stockholders. The shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of common stock represented at any stockholder meeting at which a quorum is present will be able to elect the entire board of directors if they so choose and the holders of the remaining shares of common stock will not be able to elect any directors. In a liquidation of the Issuer, each stockholder is entitled to receive a proportionate share of the Issuer's assets after distribution in full of preferential amounts, if any. Holders of shares of common stock are entitled to share rateable in dividends, as may be declared from time to time by the directors in their discretion from funds legally available for dividend payments.

Dippy Foods, Inc.                  Form 10-SB                            30 / 32

The Issuer's charter documents contain no provision that would delay, defer or prevent a change in control of the Issuer.

DEBT SECURITIES

The Company has no debt securities.

OTHER SECURITIES TO BE REGISTERED

The Issuer is not registering any other securities.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company will indemnify its directors and officers from any action, suit or proceeding, whether civil, criminal, administrative, or investigative to the extent that indemnification is legally permissible under the laws of Nevada and California. No director or officer is personally liable to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer. Directors and officers may be held liable to the Company or its stockholders for acts or omissions that involve intentional misconduct, fraud, a knowing violation of law, or the payment of dividends in violation of the Nevada Revised Statutes. The directors may cause the Company to buy and maintain insurance on behalf of any person who is or was a director of the Company.

No controlling person, director or officer of the Company is otherwise insured or indemnified by any statute, charter provisions, by-laws, contract or other arrangement.

ITEM 13. FINANCIAL STATEMENTS

See Index to Financial Statements on page F-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company's first independent certified public accountants, Andersen Andersen & Strong, were appointed by the former management of the Issuer. The Company's current independent certified public accountants, BDO Seidman, LLP, were appointed by the current management in August 1999.

The Company has had no disagreements with Andersen Andersen & Strong within the meaning of Item 304 of Regulation S-B on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure in connection with the audit of the Company's financial statements for the year ended April 30, 1999, and the period from February 23, 1998 (the date of the Issuer's formation) to April 30, 1998, that would have caused Andersen Andersen & Strong to issue an adverse opinion or disclaimer of opinion, or to modify their report as to uncertainty, audit scope or accounting principles if the disagreements had not been resolved to their satisfaction.

No reportable events (as defined in Item 304 of Regulation S-B) occurred with Andersen Andersen & Strong during the period audited. The Company has not consulted with BDO Seidman, LLP regarding the application of accounting principles to a specific transaction or the type of audit opinion that might be rendered on the financial statements during the period audited by Andersen Andersen & Strong.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements

Dippy Foods, Inc.                  Form 10-SB                            31 / 32

EXHIBIT                           DESCRIPTION
A              1. Consolidated  Financial Statements for the period May 30, 1997         Filed
               (date of  incorporation)  to April 30,  1998,  and the year ended
               April 30, 1999 and for the three month period  (unaudited)  ended
               July 31, 1998 and 1999

               2. Consolidated  Financial Statements for the period May 30, 1997         Included
               (date of  incorporation)  to April 30,  1998,  and the year ended
               April 30, 1999 and for the nine A month period  (unaudited) ended
               January 31, 1999 and 2000

(b) Exhibits

EXHIBIT                            DESCRIPTION
2.1            Corporate Charter                                                         Filed

2.2            Articles of Incorporation                                                 Filed

2.3            Certificate  of Amendment to Articles of  Incorporation  changing         Filed
               the Issuer's name to Dippy Foods, Inc.

2.4            Bylaws                                                                    Filed

3              Instruments defining the rights of security holders                       None

5              Voting Trust Agreement                                                    None

6.1            Amended  Exchange  Agreement dated September  17th,  1998,  among         Filed
               Dippy Foods, Inc.  (Nevada),  Dippy Foods, Inc.  (California) and
               the  shareholders  of  Dippy  Foods,  Inc.  (California)  for the
               Issuer's acquisition of Dippy Foods, Inc., (California)

6.2            Assignment  of  Copyright  dated  September  18, 1998 between Jon         Included
               Stevenson,  as  assignor,  and Dippy  Foods,  Inc.  (Nevada),  as assignee

6.3            Standard  Industrial/Commercial  Single-tenant Lease--Gross dated         Filed
               December 16, 1998, between Ae Sil Park as lessor and Dippy Foods,
               Inc. as lessee for the lease of the Knollwood Circle property

6.4            License  Agreement  dated May 19, 1999,  between  ConAgra Brands,         Filed
               Inc. and Hunt-Wesson,  Inc. as licensor and Dippy Foods,  Inc. as licensee

6.5            Co-Packing  Agreement dated October 4, 1999, between Dippy Foods,         Included
               Inc. (Nevada) and Global Food Management Group, LLC

6.6            Amendment to Co-Packing Agreement dated January 24, 2000, between         Included
               Dippy Foods, Inc. (Nevada) and Global Food Management Group, LLC

6.7            Form of  Subscription  Agreement used in March 7, 1998 Reg D Rule         Included
               504 private placement of 6,000,000 shares at $0.003 per share

6.8            Form of Subscription  Agreement used in April 16, 1998 Reg D Rule         Included
               504 private placement of 30,000 shares at $0.01 per share

6.9            Blank Form of Subscription Agreement used in March 31, 1999 Reg D         Included
               Rule 504 private placement of 4,980,000 shares at $0.05 per share

6.10           Blank Form of convertible  promissory  note given by Dippy Foods,         Included
               Inc.  (Nevada)  payable in 12 months and bearing  interest at 12%
               per annum

Dippy Foods, Inc.                  Form 10-SB                            32 / 32

EXHIBIT                           DESCRIPTION

6.11           Distributorship  Agreement  dated  July 8,  1999,  between  Dippy         Included
               Foods, Inc. and International Foam Solutions, Inc.

6.12           Brokerage Agreement dated March 25, 1999, between Dippy Foods and         Included
               Anderson Chamberlin, Inc.

6.13           Blank Form of Subscription Agreement for Dippy CA Shareholders            Included

6.14           1999 - 2000  Donated  Food  Distributor  Agreement  dated May 21,         Included
               1999, among ASR Food Distributors, Dippy Foods, Inc. and Feedback
               Foundation, Inc.

6.15           Master  Donated Food  Processing  Agreement  dated June 30, 1999,         Included
               between Dippy Foods, Inc.  (California) and California Department
               of Education

6.16           Settlement Agreement dated February 1, 1999, between Dippy Foods,         Included
               Inc. (California) and Alexander Diamond

7              Material Foreign Patents                                                  None

12             Additional Exhibits                                                       None

27             Financial Data Schedule                                                   Included

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934 the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, who are duly authorized.

Dated April 14, 2000

DIPPY FOODS, INC.,
a Nevada corporation


/s/ Jon Stevenson
-------------------------------------------------
Jon Stevenson
Chief Executive Officer, President


/s/ Munjit Johal
-------------------------------------------------
Munjit Johal
Chief Financial Officer, Secretary, Treasurer

                                DIPPY FOODS, INC.
                        (FORMERLY SWEETBRIER CORPORATION)


                        CONSOLIDATED FINANCIAL STATEMENTS


               FOR THE PERIOD MAY 30, 1997 (DATE OF INCORPORATION)
               TO APRIL 30, 1998 AND THE YEAR ENDED APRIL 30, 1999
                   AND FOR THE NINE MONTH PERIODS (UNAUDITED)
                         ENDED JANUARY 31, 1999 AND 2000

                                DIPPY FOODS, INC.
                        (FORMERLY SWEETBRIER CORPORATION)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants                           F-2

Consolidated Balance Sheets as of April 30, 1998, 1999 and
     January 31, 2000 (unaudited)                                            F-3

Consolidated  Statements  of  Operations  for the Period May 30,  1997
     (date of  incorporation)  to April 30, 1998, the Year Ended April
     30, 1999 and for the Nine Month Periods (unaudited) Ended January
     31, 1999 and 2000                                                       F-4

Consolidated  Statements of  Stockholders'  Deficit for the Period May
     30,  1997 to (date of  incorporation)  to April 30, 1998 and Year
     Ended April 30, 1999 and for the Nine Month  Periods  (unaudited)
     Ended January 31, 1999 and 2000                                         F-5

Consolidated  Statements  of Cash Flows for the  Period  May 30,  1997
     (date of  incorporation)  to April 30, 1998, the Year Ended April
     30, 1999 and for the Nine Month Periods (unaudited) Ended January
     31, 1999 and 2000                                                 F-6 - F-7

Summary of Accounting Policies                                        F-8 - F-10

Notes to Consolidated Financial Statements                           F-11 - F-14

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Dippy Foods, Inc.

We have audited the accompanying consolidated balance sheets of Dippy Foods, Inc. (formerly Sweetbrier Corporation) as of April 30, 1998 and 1999, and the related consolidated statements of operations, stockholders' deficit and cash flows for the period May 30, 1997 (date of incorporation) to April 30, 1998 and year ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dippy Foods, Inc. as of April 30, 1998 and 1999, and the results of its operations and its cash flows for the period May 30, 1997 (date of incorporation) to April 30, 1998 and the year ended April 30, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 of the consolidated financial statements, the Company has limited operating history resulting in an accumulated deficit of $874,532 since inception, negative working capital of $208,972, and a stockholders' deficit of $428,399 at April 30, 1999. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                BDO SEIDMAN, LLP

Los Angeles, California
August 27, 1999

                                DIPPY FOODS, INC.
                        (FORMERLY SWEETBRIER CORPORATION)

                           CONSOLIDATED BALANCE SHEETS

                                                                                April 30,              January 31,
                                                                        ---------------------------    -------------
                                                                           1998            1999            2000
                                                                        ------------    -----------    -------------
                                                                                                       (unaudited)
ASSETS
Current assets:
   Cash                                                                 $     2,281     $        --     $     7,159
   Restricted cash (Notes 2 and 4)                                               --          10,000          60,000
   Accounts receivable                                                       22,264          48,852          20,024
   Inventory                                                                  6,396           6,149          80,959
   Prepaid expenses                                                              --           2,572           2,740
                                                                        -----------     -----------     -----------
       Total current assets                                                  30,941          67,573         170,882
                                                                        -----------     -----------     -----------
Fixed assets, net (Notes 3 and 7)                                            10,653          29,404          26,486
Deposits (Note 9)                                                                --          12,532         108,129
                                                                        -----------     -----------     -----------
                                                                        $    41,594     $   109,509     $   305,497
                                                                        ===========     ===========     ===========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
   Revolving line of credit (Notes 2 and 4)                             $        --     $        --     $    44,500
   Bank overdraft                                                                --           9,229              --
   Accounts payable                                                          70,246         107,571         125,537
   Accrued expenses                                                              --          10,254          35,165
   Advances from related parties (Note 5)                                        --          30,698              --
   Convertible notes payable (Note 6)                                            --              --         483,381
   Current portion of long term debt (Note 7)                                    --           1,793           2,208
   Current portion of settlement payable (Note 5)                                --         117,000         117,000
                                                                        -----------     -----------     -----------
       Total current liabilities                                             70,246         276,545         807,791
Long-term debt, net of current portion (Note 7)                                  --          14,363          12,142
Settlement payable, net of current portion (Note 5)                              --         247,000         211,000
                                                                        -----------     -----------     -----------
       Total liabilities                                                     70,246         537,908       1,030,933
                                                                        -----------     -----------     -----------
Commitments and contingencies (Notes 5 and 9)
Stockholders' deficit:
   Common stock,  authorized 200,000,000 shares, at $0.001 par value; 19,579,266 and 4,264,597 common shares subscribed or issued and outstanding at April 30, 1999 and 1998; 19,579,266
     at January 1, 2000                                                       4,265          19,579          19,579
   Additional paid-in capital                                                42,298         426,554         426,554
   Accumulated deficit                                                      (75,215)       (874,532)     (1,171,569)
                                                                        -----------     -----------     -----------
       Total stockholders' deficit                                          (28,652)       (428,399)       (725,436)
                                                                        -----------     -----------     -----------
                                                                        $    41,594     $   109,509     $   305,497
                                                                        ===========     ===========     ===========

          See accompanying summary of accounting policies and notes to consolidated financial statements.

                                DIPPY FOODS, INC.
                        (FORMERLY SWEETBRIER CORPORATION)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          Period
                                                       May 30, 1997
                                                         (date of                                   Nine Months Ended
                                                      incorporation)      Year Ended                January 31,
                                                       to April 30,       April 30,         ----------------------------
                                                           1998              1999              1999            2000
                                                      --------------    --------------      ------------    ------------
                                                                                                (unaudited)     (unaudited)
Revenues (Note 10)                                    $     29,491            191,933       $     97,675    $    289,703

Cost of goods sold (Note 10)                                25,362            183,512            107,658         208,845
                                                      ------------       ------------       ------------    ------------

     Gross profit (loss)                                     4,129              8,421             (9,983)         80,858

Selling, general and administrative expenses                79,344            802,916            235,879         350,671
                                                      ------------       ------------       ------------    ------------

     Loss from operations                                  (75,215)          (794,495)          (245,862)       (269,813)

Interest expense                                                --             (4,822)            (1,234)        (27,224)
                                                      ------------       ------------       ------------    ------------

Net loss                                              $    (75,215)      $   (799,317)      $   (247,096)   $   (297,037)
                                                      ============       ============       ============    ============

Basic and diluted loss per share                      $       (.02)      $       (.07)      $       (.02)   $       (.02)
                                                      ============       ============       ============    ============

Basic and diluted weighted average shares
   outstanding                                           3,936,551         11,644,580         10,230,916      19,579,266
                                                      ============       ============       ============    ============

          See accompanying summary of accounting policies and notes to consolidated financial statements.

                                DIPPY FOODS, INC.
                        (FORMERLY SWEETBRIER CORPORATION)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                    FOR THE YEAR ENDED APRIL 30, 1999 AND FOR
                 THE PERIOD MAY 30, 1997 (DATE OF INCORPORATION)
                          TO APRIL 30, 1998 AND FOR THE
              NINE MONTH PERIOD (UNAUDITED) ENDED JANUARY 31, 2000

                                                                            Common Stock
                                    Common Stock Issued                     Subscription
                           ---------------------------------------    --------------------------
                              Number                    Additional       Number                                       Total
                                of         Common       Paid-In            of                       Accumulated   Stockholders'
                              Shares       Stock        Capital          Shares        Amount         Deficit        Deficit
                           -----------   -----------   -----------    -----------    -----------    -----------    -----------
Balance, May 30, 1997               --   $        --   $        --             --    $        --    $        --    $        --

   Issuance of common
      stock                  4,264,597         4,265        42,298             --             --             --         46,563

Net loss                            --            --            --             --             --        (75,215)       (75,215)
                           -----------   -----------   -----------    -----------    -----------    -----------    -----------

Balance, April 30, 1998      4,264,597         4,265        42,298             --             --        (75,215)       (28,652)

   Issuance of common
      stock                    304,669           304        50,266             --             --             --         50,570

   Effect of reverse
      merger                10,030,000        10,030       (10,030)            --             --             --             --

   Common stock
      subscribed                    --            --            --      4,980,000        249,000             --        249,000

   Contributed services             --            --       100,000             --             --             --        100,000

   Net loss                         --            --            --             --             --       (799,317)      (799,317)
                           -----------   -----------   -----------    -----------    -----------    -----------    -----------

Balance, April 30, 1999     14,599,266        14,599       182,534      4,980,000        249,000       (874,532)      (428,399)

   Issuance of common
      stock (unaudited)      4,980,000         4,980       244,020     (4,980,000)      (249,000)            --             --

   Net loss (unaudited)             --            --            --             --             --       (297,037)      (297,037)
                           -----------   -----------   -----------    -----------    -----------    -----------    -----------

Balance, January 31,
   2000 (unaudited)         19,579,266   $    19,579   $   426,554    $        --    $        --    $(1,171,569)   $  (725,436)
                           ===========   ===========   ===========    ===========   ============    ===========    ===========

          See accompanying summary of accounting policies and notes to consolidated financial statements.

                                DIPPY FOODS, INC.
                        (FORMERLY SWEETBRIER CORPORATION)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          Period
                                                       May 30, 1997
                                                         (date of                                   Nine Months Ended
                                                      incorporation)         Year Ended                January 31,
                                                       to April 30,           April 30,        ----------------------------
                                                           1998                 1999              1999            2000
                                                      ----------------    ------------------   ------------    ------------
                                                                                               (unaudited)     (unaudited)
INCREASE (DECREASE) IN CASH
Cash flows from operating activities:
   Net loss                                              $ (75,215)           (799,317)           (247,096)        (297,037)
   Adjustments to reconcile net loss to net cash
     Depreciation and amortization                              --               7,863               2,858            5,442
     Non-cash settlement payable to former                      --             372,000                  --               --
     Non-cash compensation                                      --             100,000                  --               --

     Increase (decrease) from changes in:
       Accounts receivables                                (22,264)            (26,588)             20,458           28,828
       Inventory                                            (6,396)                247             (30,481)         (74,810)
       Prepaid expenses                                         --              (2,572)             (2,575)            (168)
       Deposits                                                 --             (12,532)             (6,619)         (95,597)
       Accounts payable and accruals                        70,246              47,579              61,010           42,877
       Advances from related parties                            --              30,698                  --          (30,698)
                                                         ---------           ---------           ---------        ---------
       Net cash used in operating activities               (33,629)           (282,622)           (202,445)        (421,163)
                                                         ---------           ---------           ---------        ---------

Cash flows from investing activities:
   Purchase of property and equipment                      (10,653)            (26,614)            (23,322)          (2,524)
                                                         ---------           ---------           ---------        ---------
       Net cash used in investing activities               (10,653)            (26,614)            (23,322)          (2,524)
                                                         ---------           ---------           ---------        ---------

Cash flows from financing activities:
   Bank overdraft                                               --               9,229                  --           (9,229)
   Proceeds from revolving line of credit                       --                  --                  --           44,500
   Restricted cash invested in certificate of                   --             (10,000)            (10,000)         (50,000)
   Proceeds from stock issuance                             46,563             299,570             226,620               --
   Proceeds from convertible debt                               --                  --                  --          483,381
   Proceeds from long term debt                                 --              17,862              17,862               --
   Principal payments of long term debt                         --              (9,706)               (696)          (1,806)
   Principal payment on settlement payable                      --                  --                  --          (36,000)
                                                         ---------           ---------           ---------        ---------
     Net cash provided by financing activities              46,563             306,955             233,786          430,846
                                                         ---------           ---------           ---------        ---------
Increase (decrease) in cash                                  2,281              (2,281)              8,019            7,159
Cash, beginning of period                                       --               2,281               2,281               --
                                                         ---------           ---------           ---------        ---------
Cash, end of period                                      $   2,281           $      --           $  10,300        $   7,159
                                                         =========           =========           =========        =========

                                DIPPY FOODS, INC.
                        (FORMERLY SWEETBRIER CORPORATION)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
            (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS ENDED
                     JANUARY 31, 1999 AND 2000 IS UNAUDITED)

SUPPLEMENTAL DISCLOSURE FOR STATEMENTS OF CASH FLOWS

     Cash paid:
          During the periods ended April 30, 1998 and 1999, and the nine months ended January 31, 1999 and 2000, the Company paid no income taxes.
          During the periods ended April 30, 1998 and 1999, the Company paid $0 and $4,822 in interest and during the nine months ended January 31, 1999 and 2000, the Company paid $1,360 and $4,635 in interest.

     Non-cash financing activities:
          On September 19, 1998, the Company exchanged 6,638,538 shares of stock for 4,569,266 shares of Dippy-NV stock pursuant to a share exchange agreement.
          On October 11, 1998, the Company acquired a vehicle for a note payable in the amount of $17,862 (Note 7). On February 1, 1999, the Company accrued a settlement payable to a former director in the amount of $372,000 consisting of $276,000 payable in common shares and $96,000 payable in cash. (Note 5).
          During the year ended April 30, 1999 the Company recorded non-cash compensation of $100,000 in respect of a director's uncompensated services.
          During the nine months ended January 31, 2000 the Company issued the 4,980,000 subscribed shares.

          See accompanying summary of accounting policies and notes to consolidated financial statements.

                                DIPPY FOODS, INC.

                        (FORMERLY SWEETBRIER CORPORATION)

                         SUMMARY OF ACCOUNTING POLICIES
      (INFORMATION WITH RESPECT TO JANUARY 31, 1999 AND 2000 IS UNAUDITED)

ORGANIZATION AND DESCRIPTION OF BUSINESS

Dippy Foods, Inc. ("Dippy" or "Dippy-CA"), a California corporation, was incorporated on May 30, 1997. Dippy is in the business of developing, processing and distributing, packaged dipping foods for snacks, school lunch programs and disaster relief programs. Dippy commenced operations from its California offices in January 1998. The Company currently distributes products to customers in California.

On September 17, 1998, the Company merged with and into Sweetbrier Corporation ("Sweetbrier") (see "Merger"). Sweetbrier was incorporated in Nevada on February 23, 1998 for the purpose of developing mineral properties. Sweetbrier abandoned its mining claims after completing the merger with Dippy-CA.

Subsequent to the merger the Company raised $249,000 through the sale of 4,980,000 shares of common stock.

MERGER

On September 17, 1998, Sweetbrier entered into a share exchange agreement whereby it acquired all of the outstanding common stock of Dippy. Total consideration for the acquisition was a share exchange of 6,638,533 shares of Dippy for 4,569,266 shares of Sweetbrier. For accounting purposes the acquisition has been treated as a reverse acquisition with Dippy as the accounting acquirer. In a reverse acquisition, the stock issued goes to the accounting acquirer. Since reverse acquisition accounting is the reverse of normal, it is the fair market value ("FMV") of the issuer's stock at date of acquisition that is valued with a write up (write down) of the issuer's net assets depending on whether the stock is trading in excess (less than) book value. If a FMV cannot be determined for the stock, and cost is determined based on the FMV of the issuer's net assets, then goodwill is not recognized and the transaction is valued at the issuer's net tangible assets. Sweetbrier had no tangible net assets and very limited trading history. The FMV of the stock issued could not be determined. Accordingly, goodwill was not recognized and the transaction was recorded as a recapitalization of Dippy-CA. Upon consummation of the merger, Sweetbrier changed its name to Dippy Foods, Inc. ("Dippy-NV").

BASIS OF CONSOLIDATION

The accompanying financial statements include accounts of Dippy-CA for all periods presented and the accounts of Dippy-NV for the period September 17, 1998 through April 30, 1999 and for the nine months ended January 31, 2000. Pro forma information giving effect to the merger is not presented because the operating results of Sweetbrier are not material. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

Revenue is recorded when products are shipped to customers.

                                DIPPY FOODS, INC.
                        (FORMERLY SWEETBRIER CORPORATION)

                 SUMMARY OF ACCOUNTING POLICIES -- (CONTINUED)
      (INFORMATION WITH RESPECT TO JANUARY 31, 1999 AND 2000 IS UNAUDITED)

INCOME TAXES

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". SFAS 109 requires a company to use the asset and liability method of accounting for income taxes.

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. A valuation allowance is provided when management cannot determine whether it is more likely than not that the deferred tax asset will be realized.

INVENTORIES

Inventories are valued at the lower of cost (first-in, first-out) or market (net realizable value).

FIXED ASSETS

Fixed Assets are stated at cost.

Depreciation is provided on the straight-line method over the estimated useful lives, which are generally not greater than five years. Fixed assets are reviewed each year to determine whether any events or circumstances indicate that the carrying amount of the assets may not be recoverable. Such review includes estimating future cash flows. The costs are expensed when determined not realizable.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, contingent liabilities, revenues, and expenses at the date and for the periods that the financial statements are prepared. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash, restricted cash, accounts receivable, bank overdraft, accounts payable and revolving line of credit approximate their fair values because of the short maturity of these instruments. The fair values of the convertible note payable, settlement payable and long term debt approximate the carrying amount and are estimated based on the current rates offered to the Company for debt of the same remaining maturities.

                                DIPPY FOODS, INC.
                        (FORMERLY SWEETBRIER CORPORATION)

                 SUMMARY OF ACCOUNTING POLICIES -- (CONTINUED)
      (INFORMATION WITH RESPECT TO JANUARY 31, 1999 AND 2000 IS UNAUDITED)

CONCENTRATION OF CREDIT RISK AND OFF-BALANCE SHEET RISK

The Company primarily sells to school districts. These school districts are located throughout California. The Company conducts business based on periodic evaluations of its customers' financial condition and generally does not require deposits. The Company does not believe a significant risk of loss from concentration of credit exists because these customers are funded by the state or county.

The Company primarily deals with a few suppliers for purchases of its products and supplies. The Company does not believe a significant risk of loss exists because it can obtain these products and supplies from other sources at comparable prices.

The Company's products meet the standards of the National School Lunch Program and the Company has been approved for participation in the Commodity School Program. The National School Lunch Program and the Commodity School Program are central to the Company's business strategy. The elimination of these programs could have a materially adverse effect on the Company's operations.

NET LOSS PER SHARE

Basic loss per share includes no dilution and is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could occur if securities or other contracts (such as stock options and warrants) to issue common stock were exercised or converted into common stock. The Company has no outstanding stock options or warrants.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations in the year incurred. During the periods April 30 ended 1998 and 1999, $3,175 and $13,535 and the nine month periods ended January 31, 1999 and 2000, $9,793 and $9,815 in research and development costs were charged to operations.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In the opinion of the Company's management, the consolidated balance sheet as of January 31, 2000, the consolidated statements of operations and cash flows for the nine months ended January 31, 2000 and 1999 and the consolidated statements of stockholders' deficit for the nine months ended January 31, 2000 contain all adjustments (consisting of only normal recurring accruals and adjustments) necessary to present fairly the information set forth therein. The results of operations for the nine months ended January 31, 2000 are not necessarily indicative of future results.

                                DIPPY FOODS, INC.
                        (FORMERLY SWEETBRIER CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (INFORMATION WITH RESPECT TO JANUARY 31, 1999 AND 2000 IS UNAUDITED)

NOTE 1--GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realization of the assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not purport to represent realizable or settlement values. However, the Company has limited operating history resulting in an accumulated deficit of $874,532 at April 30, 1999 and $1,171,569 at January 31, 2000 (unaudited): negative working capital of $208,972 at April 30, 1999 and $636,909 at January 31, 2000 (unaudited); and a stockholders' deficit of $428,399 at April 30, 1999 and $725,436 at January 31, 2000 (unaudited). These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of those uncertainties.

Management is planning to improve cash flow and operating results in three ways. First, by raising additional capital through private placements of stock and injections of funds through issuance of convertible debt. Second, reducing cost of sales by completing the purchase of the form, fill and seal trayline machine which will reduce costs of packaging materials by 70%, reduce production costs by an additional 50% and provide increased production capacity. Third, increasing sales to more school districts, selling to markets other than school districts and launching a new breakfast and after school snack program. However, there is no assurance that such plans will be successful.

NOTE 2--RESTRICTED CASH

Based on a sales agreement, the Company invested $10,000 in a certificate of deposit which matures on August 13, 2000 and is used as security in the event of the loss of inventory supplied to the Company by the customer.

The Company invested $50,000 in a certificate of deposit which matures on July 2, 2000 and is used as security against the revolving line of credit (Note 4).

NOTE 3--FIXED ASSETS

Fixed assets are summarized as follows:

                                                                        April 30,               January 31,
                                                               ----------------------------    -------------
                                                                  1998            1999             2000
                                                               ------------    ------------    -------------
Vehicles                                                         $    --         $20,862          $20,862
Equipment                                                         10,653          16,405           18,929
                                                                 -------         -------          -------

                                                                  10,653          37,267           39,791
Less accumulated depreciation and amortization                        --           7,863           13,305
                                                                 -------         -------          -------

                                                                 $10,653         $29,404          $26,486
                                                                 =======         =======          =======

                                DIPPY FOODS, INC.
                        (FORMERLY SWEETBRIER CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO JANUARY 31, 1999 AND 2000 IS UNAUDITED)

NOTE 4--LINE OF CREDIT

The Company has a one year line of credit for $45,000 secured by a $50,000 certificate of deposit, bearing interest at 6.6% due July 2, 2000. At January 31, 2000, $44,500 was outstanding on the revolving line of credit (Note 2).

NOTE 5--RELATED PARTY TRANSACTIONS

At April 30, 1999, the Company had $30,698 in advances from four related parties, these advances were repaid subsequent to year end.

On February 1, 1999, the Company entered into a wage settlement agreement with a former director. As consideration for the parties agreeing not to proceed with any litigation, the Company agreed to pay the director $96,000 at $4,000 per month for 24 months, plus interest at 5% payable on the final payment, and agreed to issue 400,000 non-voting shares to the former director at 100,000 shares per year for four years commencing February 1, 1999. These shares are to be issued on each anniversary date of the agreement commencing February 1, 1999. None of these shares have been issued. In respect of this stock award, the Company recorded a liability and compensation expense of $276,000, based on a price of $0.69 which was the fair value of the awarded stock on February 1, 1999.

During the year  ending  April 30,  1999,  the  Company  recognized  $100,000 in
compensation   expense  arising  from  services  contributed  by  a  significant shareholder.

NOTE 6--CONVERTIBLE DEBT

Convertible debt consists of $483,381 in notes payable bearing interest at 12%, payable monthly, unsecured, due at various dates between June 2, 2000 and December 1, 2000, convertible at the option of the payee into shares of the Companies' common stock at a per share price equal to the average closing price of the Companies stock from the date of the note to the date of conversion.

NOTE 7--LONG-TERM DEBT

Long-term debt consists of the following:

                                                                        April 30,               January 31,
                                                               ----------------------------    --------------
                                                                  1998            1999             2000
                                                               ------------    ------------    --------------
Note payable to bank, interest at 22%, secured by
  vehicle, payable in sixty monthly payments of
  $493, including principal and interest                                --         16,156           14,350

Less:  current portion                                                  --         (1,793)          (2,208)
                                                               -----------       --------         --------

Note payable due after one year                                $        --       $ 14,363         $ 12,142
                                                               ===========       ========         ========

Annual future minimum payments under note payable as of April 30, 1999 consist of:

     2000                                                  $    1,793
     2001                                                       3,056
     2002                                                       3,801
     2003                                                       4,729
     2004                                                       2,777
                                                           -----------
                                                           $   16,156
                                                           ===========

                                DIPPY FOODS, INC.
                        (FORMERLY SWEETBRIER CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO JANUARY 31, 1999 AND 2000 IS UNAUDITED)

NOTE 8--INCOME TAXES

As of April 30, 1998 and 1999 and nine month period ended January 31, 2000, deferred tax assets consist of the following:

                                                            April 30,               January 31
                                                   ----------------------------    --------------
                                                      1998            1999             2000
                                                   ------------    ------------    --------------
Federal net operating loss carryforwards             $  28,614       $ 145,342       $ 246,618
State net operating loss carryforwards                   7,440          37,789          64,121
                                                     ---------       ---------       ---------
                                                        36,054         183,131         310,739
Less:  valuation allowance                             (36,054)       (183,131)       (310,739)
                                                     ---------       ---------       ---------
                                                     $      --       $      --       $      --
                                                     =========       =========       =========

Deferred tax assets are fully offset by a valuation allowance as it is more likely than not that deferred tax assets will not be realized.

At April 30, 1998 and 1999 and January 31, 2000, the Company has net operating loss carryforwards (NOL's) of approximately $84,159 and $427,476, and $725,348, respectively, for both federal and state tax purposes. The federal and state NOL's begin to expire on April 30, 2018 and April 30, 2013, respectively.

NOL's incurred prior to September 19, 1998 are subject to an annual limitation due to the ownership change (as defined under Section 382 of the Internal Revenue Code of 1986) which occurred as a result of the merger. Unused annual limitations may be carried over to future years until the net operating losses expire. Utilization of net operating losses may also be limited in any one year by alternative minimum tax rules.

NOTE 9--COMMITMENTS

LEASE OBLIGATIONS

The Company leases premises for $5,788 per month. This lease escalates annually to $5,999 in the final year and expires December 31, 2001.

Annual future minimum lease payments under operating lease commitments as of April 30, 1999 are as follows:

                                                                 April 30,
                                                                   1999
                                                               -----------
FISCAL YEAR
     2000                                                      $   69,456
     2001                                                          69,456
     2002                                                          46,304
                                                               -----------
     Total minimum lease payments                              $  185,216
                                                               ===========

Rent expense was, $0, $22,686 and $5,788, $52,197 for the years ended April 30, 1999 and 2000 and nine month periods ended January 31, 1999 and 2000, respectively.

                                DIPPY FOODS, INC.
                        (FORMERLY SWEETBRIER CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) (INFORMATION WITH RESPECT TO JANUARY 31, 1999 AND 2000 IS UNAUDITED)

NOTE 9--COMMITMENTS (CONTINUED)

On May 19,1999, the Company entered into a license agreement with a supplier. The Company was granted a non-exclusive, royalty-free license to use certain trademarks until December 31, 2008. The Company annually must buy a minimum of 400,000 pounds of fruit and 200,000 pounds of peanut butter during 1999, 600,000 pounds of fruit and 400,000 pounds of peanut butter during 2000, 800,000 pounds of fruit and 500,000 pounds of peanut butter during 2001. Purchases of fruit and peanut butter are to increase by 10% per year between 2002 and 2008, the Company must use them exclusively in all of its products except those products destined for the school districts that are part of the Commodity School Program. The licensor has the right to cancel the contract if the Company does not buy the minimum amounts.

On August 24, 1999 the Company entered into an agreement to purchase a form fill and seal machine for $167,000. At January 30, 2000 the Company had paid a deposit of $75,600 and the balance is due on March 10, 2000, which is the date the equipment is scheduled to be shipped.

On March 6, 2000 the Company's previous co-packer filed an action against the Company claiming damages in the amount of $149,620. The Company plans to vigorously defend this action. The likelihood of an unfavorable outcome cannot be determined at this time.

NOTE 10--MAJOR CUSTOMERS

The Company had five customers who accounted for 25.3%, 21.1%, 18.9%, 15% and 12% of sales for the period from May 30, 1997 to April 30, 1998. The Company had two customers who accounted for 29.2% and 14.7% of sales for the year ended April 30, 1999.

The Company had four customers who accounted for 21.6%, 28.2%, 17.7% and 11.8% of sales for the nine months ended January 31, 1999 and two customers who accounted for 12.5% and 11.4% of sales for the nine months ended January 31, 2000.

The Company had four suppliers who accounted for 35%, 24.2%, 12.5% and 11.2% of the cost of goods sold for the period from May 30, 1997 to April 30, 1998. The Company had four suppliers who accounted for approximately 27.6%, 16.8%, 13% and 12.7% of cost of goods sold for the year ended April 30, 1999.

The Company had four suppliers who accounted for 43%, 22.1%, 16% and 13.1% of cost of goods sold for the nine month period ended January 31, 1999 and five suppliers who accounted for 17.2%, 13.9%, 13.1%, 12.8% and 12.3% of costs of goods sold for the nine month period ended January 31, 2000.